Exhibit 99.5

December 27, 2021

HSBC Securities (USA) Inc.
452 Fifth Avenue
New York, New York 10018
USA

Roth Capital Partners, LLC

888 San Clemente Drive

Newport Beach, CA 92660

USA

Ladies and Gentlemen:

Issue by Azure Power Global Limited of an aggregate 15,828,917 shares issuable upon exercise of rights to subscribe for such shares.

Azure Power Global Limited, a Mauritius Category 1 Global Business Company (the “Company”), proposes to distribute at no charge to the holders of record (the “Holders”) as of 5:00 p.m., Eastern Time, on January 6, 2022 (the “Record Date”), of its outstanding equity shares, par value $0.000625 per share (the “Equity Shares”), rights (each, a “Right” and, collectively, the “Rights”) entitling such Holders, to collectively subscribe for up to an aggregate of 15,828,917 new Equity Shares, as described in the Prospectus (as defined below) (each, a “Share” and, collectively, the “Shares”) (the “Rights Offering”). Pursuant to the terms of the Rights Offering, the Company is issuing to each Holder (i) one non-transferable Right for every share of Equity Shares they own on the Record Date, provided that any fractional Equity Shares created by the exercise of the Rights will be rounded down to the nearest whole share, as described in the Prospectus. The Rights entitle the Holders to acquire during the subscription period (the “Subscription Period”) set forth in the Prospectus at the subscription price of $15.79 per Share (the “Subscription Price”), 0.3275 Shares for one Right exercised, on the terms and subject to the conditions set forth in the Prospectus. Pursuant to the over subscription privilege in connection with the Rights Offering, Holders who fully exercise all Rights issued to them may subscribe for additional Shares not subscribed for by other Holders.

The Company has prepared and filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder (collectively, the “Securities Act”), an automatic shelf registration statement on Form F-3 (File No. 333-249479), as amended by Post-Effective Amendment No. 1 on November 10, 2021, as further amended by Post-Effective Amendment No. 2 on December 10, 2021 and as further amended by Post-Effective Amendment No. 3 on December 15, 2021, including a prospectus, relating to the Rights and the Shares. Such registration statement, as amended, at the time it became effective, including the information, if any, deemed pursuant to Rule 430A, 430B or 430C under the Securities Act to be part of the registration statement, at the time of its effectiveness, is referred to herein as the “Registration Statement”; and as used herein, the term “Prospectus” means the prospectus, as may be amended or supplemented from time to time, including the prospectus supplement, filed pursuant to Rule 424(b)(5) on December 27, 2021 (the “Prospectus Supplement”), in the form furnished by the Company to the Dealer Managers for use by the Dealer Managers from time to time in connection with the Rights Offering. Any reference in this dealer managers agreement (this “Agreement”) to the Registration Statement or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the Securities Act, as of the effective date of the Registration Statement or the Prospectus, as the case may be, and any reference to “amend”, “amendment” or “supplement” with respect to the Registration Statement or the Prospectus shall be deemed to refer to and include any documents filed after such date under the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder (collectively, the “Exchange Act”) that are deemed to be incorporated by reference therein. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Registration Statement and the Prospectus. The term “Offering Materials” shall refer to (i) any Issuer Free Writing Prospectus (as defined below) and (ii) the letters to beneficial owners of the shares of the Equity Shares and the forms used to exercise rights, any letters from the Company to securities dealers, commercial banks and other nominees, in each case in the form filed as exhibits to the Registration Statement (the “Exercise Materials”).

On December 27, 2021, the Company entered into that certain Backstop Agreement (the “Backstop Agreement”) by and among CDPQ Infrastructures Asia Pte Ltd. and OMERS Infrastructure Asia Holdings Pte. Ltd. (collectively, the “Supporting Shareholders”, pursuant to which the Supporting Shareholders have each agreed to exercise fully all their Rights.

As used in this Agreement, “Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 of the Securities Act (“Rule 433”), including without limitation any “free writing prospectus” (as defined in Rule 405 of the Securities Act (“Rule 405”)) relating to the Rights or Shares that is (i) required to be filed with the Commission by the Company, (ii) a “road show that is a written communication” within the meaning of Rule 433(d)(8)(i), whether or not required to be filed with the Commission, or (iii) exempt from filing with the Commission pursuant to Rule 433(d)(5)(i) because it contains a description of the Rights Offering that does not reflect the final terms, in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).

The (i) execution and delivery of this Agreement by the Company, (ii) the Rights Offering, including the issuance of Shares upon exercise of the Rights, (iii) the Backstop Agreement, (iv) performance by the Company of its obligations under this Agreement and (v) transactions contemplated hereby and thereby are referred to herein collectively as the “Transactions.” This Agreement, the Registration Statement, the Prospectus, the Backstop Agreement and any ancillary documents required to effectuate this Agreement or the Offering are referred to herein collectively as the “Transaction Documents.”

The date on which the Rights Offering will be consummated and the Shares will be issued is referred to as the “Settlement Date.”

1	Engagement

(a)	The Company hereby engages you to act as its exclusive dealer managers (the “Dealer Managers”) in connection with the Rights Offering, and, on the basis of the representations, warranties and agreements contained herein, you hereby accept such engagement upon the terms and subject to the conditions set forth in this Agreement.

(b)	As Dealer Managers, you agree, in accordance with your firm’s customary practice, to perform those services in connection with the Rights Offering as are customarily performed by investment banks in connection with rights offerings of like nature, including, without limitation, using reasonable best efforts to solicit the exercise of the Rights and subscriptions for the Shares pursuant to the Rights Offering. The Company acknowledges and agrees that the Dealer Managers reserve the right not to participate in the Rights Offering and that the foregoing is not a commitment, express or implied, on the part of the Dealer Managers to underwrite, place or purchase any securities of the Company or to otherwise provide any financing to the Company.

(c)	The Company further authorizes you to communicate with Georgeson LLC, in its capacity as information agent (the “Information Agent”) and Computershare Trust Company, N.A., in its capacity as subscription agent (the “Subscription Agent” and along with the Information Agent, the “Agents”), with respect to matters relating to the Transactions. The Company has instructed the Agents to advise you upon your request as to the number of Shares to be issued pursuant to the exercise of Rights that Holders have subscribed for pursuant to the Rights Offering and as to such other matters in connection with the Rights Offering as you may reasonably request, subject to Section 3(e).

(d)	The Company acknowledges and agrees that neither you nor any of your affiliates, directors, officers or employees shall have any liability (in tort, contract or otherwise) to the Company, its affiliates or any other person for any losses, claims, damages, liabilities and expenses (each a “Loss” and, collectively, the “Losses”) arising from any act or omission on the part of any broker or dealer in securities (a “Dealer”), bank or trust company, or any other person in connection with the Rights Offering, and no Dealer Manager nor any of its affiliates, directors, officers or employees shall be liable for any Losses arising from its own acts or omissions in performing its obligations as a dealer manager or as a Dealer in connection with the Rights Offering, except for any such Losses that are finally judicially determined to have resulted primarily from its bad faith, gross negligence or willful misconduct in performing such obligations. In connection with the Rights Offering, no Dealer, bank or trust company shall be deemed to be acting as your agent or the agent of the Company or any of its affiliates, and you shall not be deemed the agent of any Dealer, bank or trust company or an agent of, or a fiduciary or a financial advisor to, the Company or any of its affiliates, equity holders, creditors or any other person. In acting as Dealer Managers in connection with the Rights Offering, you shall not be, nor shall you be deemed for any purpose, to act as a partner or joint venturer of, or a member of a syndicate or group with, the Company or its affiliates in connection with the acting as Dealer Managers in connection with the Rights Offering, and neither the Company nor any of its affiliates shall be deemed to act as your agents.

(e)	The Company acknowledges and agrees that (i) you have been retained solely to provide the services set forth herein, and in rendering such services you shall act as an independent contractor and any duties arising out of your engagement hereunder shall be owed solely to the Company; (ii) you may perform the services contemplated hereby through or in conjunction with your affiliates, and any of your affiliates performing services hereunder shall be entitled to the benefits and be subject to the terms and conditions of this Agreement; and (iii) you are a securities firm engaged in securities trading and brokerage activities and providing investment banking and financial advisory services, and in the ordinary course of business, you and your affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for your own account or the accounts of customers, in debt or equity securities of the Company or their respective affiliates or other entities that may be involved in the Transactions. Additionally, the Company acknowledges and agrees that you are not advising the Company as to any legal, regulatory, tax, investment or accounting matters in any jurisdiction. The Company must consult with its own advisors concerning such matters and will be responsible for making its own independent investigation and appraisal of the terms of the Rights Offering and you shall have no responsibility or liability to the Company with respect thereto. Any review by the Dealer Managers of the Company or its affiliates, and the Transactions or other matters relating to such Transactions will be performed solely for the benefit of the Dealer Managers, and shall not be on behalf of the Company or its affiliates or any other person.

2	Representations and Warranties by the Company. The Company and each of its subsidiaries (collectively, the “Group”) represents and warrants to the Dealer Managers as of the time and date of the commencement of the Rights Offering (such date and time hereinafter referred to as the “Representation Date”), as of the date hereof (if such date is not the Representation Date), as of the date of expiration of the Rights Offering, as set forth in the Prospectus (as it may be extended as provided in the Prospectus, the “Expiration Date”) and as of the Settlement Date, that:

(a)	Registration Statement and Prospectuses. The Company is eligible to use of Form F-3 under the Securities Act. The Registration Statement has become effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement has been issued under the Securities Act, no order preventing or suspending the use of the Prospectus has been issued, and no proceedings for any of those purposes have been instituted or are pending or, to the Company’s knowledge, contemplated. The Company has complied with each request (if any) from the Commission for additional information about the Registration Statement. Each of the Registration Statement and any post-effective amendment thereto, at the time of its effectiveness, complied in all material respects with the requirements of the Securities Act. The Prospectus and any amendment or supplement thereto, at the time each was filed with the Commission complied in all material respects with the requirements of the Securities Act and the Prospectus delivered to the Dealer Managers for use in connection with the Rights Offering was identical to the electronically transmitted copies thereof filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval system (or any successor system) (“EDGAR”), except to the extent permitted by Regulation S-T. The documents incorporated or deemed to be incorporated by reference in the Registration Statement and the Prospectus, when they became effective or at the time they were or hereafter are filed with the Commission, complied and will comply in all material respects with the requirements of the Exchange Act.

(b)	Accurate Disclosure. Neither the Registration Statement nor any amendment thereto, at its effective time, at the Representation Date or at the Expiration Date, contained, contains or will contain an untrue statement of a material fact or omitted, omits or will omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. The Offering Materials (as amended or supplemented), when taken together with the Prospectus, as of their dates, at the Representation Date and the Expiration Date do not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Prospectus, as of its date, the Representation Date or at the Expiration Date, did not, does not and will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The documents incorporated or deemed to be incorporated by reference in the Registration Statement, the Offering Materials and the Prospectus, at the time the Registration Statement became effective or when such documents incorporated by reference were filed or hereafter are filed with the Commission, when read together with the other information in the Registration Statement, the Offering Materials and the Prospectus, as the case may be, did not, do not and will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties in this subsection shall not apply to statements in or omissions from the Registration Statement, the Offering Materials or the Prospectus (or any amendment or supplement to the Registration Statement, the Offering Materials or the Prospectus) made in reliance upon and in conformity with written information furnished to the Company by the Dealer Managers expressly for use therein. For purposes of this Agreement, the only information so furnished shall consist of (i) the name of the Dealer Managers and (ii) the fourth paragraph under the caption “Plan of Distribution” in the Prospectus Supplement (the “Dealer Managers Information”).

(c)	Issuer Free Writing Prospectuses. No Issuer Free Writing Prospectus conflicts or will conflict with the information contained in the Registration Statement or the Prospectus, including any document incorporated by reference therein, and any preliminary or other prospectus deemed to be a part thereof that has not been superseded or modified.

(d)	Company Not Ineligible Issuer. At the time of filing the Registration Statement and any post-effective amendment thereto, at each of the Representation Date, Expiration Date and at the date hereof, the Company was not, is not and will not be an “ineligible issuer,” as defined in Rule 405, without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an ineligible issuer.

(e)	Independent Accountants. The accountants who certified the financial statements and supporting schedules incorporated by reference in the Registration Statement, the Offering Materials and the Prospectus are independent public accountants with respect to the Company as required by the Securities Act, the Exchange Act and the Public Company Accounting Oversight Board.

(f)	Financial Statements; Non-GAAP Financial Measures. The financial statements included or incorporated by reference in the Registration Statement, the Offering Materials and the Prospectus, together with the related schedules and notes, present fairly in all material respects the financial position of the Company and its consolidated subsidiaries at the dates indicated and the statement of operations, stockholders’ equity and cash flows of the Company and its consolidated subsidiaries for the periods specified; said financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved. The supporting schedules, if any, present fairly in all material respects in accordance with GAAP the information required to be stated therein. The selected financial data and the summary financial information included in the Registration Statement, the Offering Materials and the Prospectus present fairly in all material respects the information shown therein and have been compiled on a basis consistent with that of the audited financial statements included therein. All disclosures contained in the Registration Statement, the Offering Materials or the Prospectus, or incorporated by reference therein, regarding “non-GAAP financial measures” (as such term is defined by the rules and regulations of the Commission) comply with Regulation G of the Exchange Act and Item 10 of Regulation S-K of the Securities Act, to the extent applicable. The interactive data in eXtensible Business Reporting Language included in the documents incorporated by reference in the Registration Statement, the Offering Materials and the Prospectus fairly presents the information called for in all material respects and has been prepared in accordance with the Commission’s rules and guidelines applicable thereto.

(g)	No Material Adverse Change. Since the respective dates as of which information is given in the Registration Statement, the Offering Materials or the Prospectus, neither the Company nor any of its subsidiaries has (i) sustained any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, (ii) incurred any material liability or obligation, direct or contingent, other than liabilities and obligations that were incurred in the ordinary course of business or otherwise set forth or contemplated in the Registration Statement, the Offering Materials or the Prospectus, (iii) entered into any material transaction not in the ordinary course of business, except as set forth or contemplated in the Registration Statement, the Offering Materials or the Prospectus, or (iv) declared or paid any dividend on its capital stock, and since such date, there has not been any change in the capital stock (other than the issuance of equity shares, if any, pursuant to employee incentive plans described in the Registration Statement, the Offering Materials or the Prospectus) or long-term debt of the Company or any of its subsidiaries or any adverse change, or any development involving a prospective adverse change, in or affecting the condition (financial or otherwise), results of operations, stockholders’ equity, properties, business or prospects of the Group, each taken as a whole, in each case in this Section 2(g) except as would not, individually or in the aggregate, have a Material Adverse Effect (as defined below).

(h)	Organization and Good Standing. The Company and each of its subsidiaries have been duly organized and are validly existing and in good standing (where such concept is applicable) as a corporation or other business entity under the laws of their respective jurisdictions of organization, are duly qualified to do business and are in good standing as a foreign corporation or other business entity in each jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such qualification, except where the failure to be so qualified or in good standing would not have, or reasonably be expected to have, a material adverse effect on the condition (financial or otherwise), results of operations, stockholders’ equity, properties, business or prospects of the Company and the Group, taken as a whole (a “Material Adverse Effect”). Each of the Company and its subsidiaries has all power and authority necessary to own or hold its properties and to conduct the businesses in which it is engaged.

(i)	Capitalization. The Company has authorized capitalization as set forth in each of the Registration Statement, the Offering Materials and the Prospectus under the heading “Capitalization”; and all of the issued shares of capital stock of the Company has been duly authorized and validly issued, and are fully paid, free of any liens or encumbrances (except for permitted liens as set forth in the Indenture and except as disclosed in the Registration Statement, the Offering Materials and the Prospectus) and non-assessable and were not issued in violation of any pre-emptive, right of first refusal or similar rights of any security holder of such entity.

(j)	Authorization of Agreement. This Agreement has been duly authorized, executed and delivered by the Company.

(k)	Authorization of the Rights. The Rights have been duly authorized for issuance and distribution to the Holders in the Rights Offering.

(l)	Authorization of the Shares. The Shares have been duly authorized for issuance and sale to the Holders upon exercise of the Rights and, when issued and delivered by the Company upon exercise of the Rights against payment of the Subscription Price, will be validly issued, fully paid and nonassessable.

(m)	Description of the Rights and the Shares. The Rights and the Shares will conform in all material respects to the respective statements relating thereto contained in the Registration Statement, the Offering Materials and the Prospectus.

(n)	Registration Rights. There are no persons with registration rights or other similar rights to have any securities registered for sale or sold by the Company under the Securities Act, other than those rights that have been disclosed in the Registration Statement, the Offering Materials and the Prospectus.

(o)	No Violation or Default. None of the Group companies are (i) in violation of its certificate of incorporation, constitution, memorandum and articles of association (or similar organizational documents), (ii) in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant, condition or other obligation contained in any indenture, mortgage, deed of trust, loan agreement, license or other agreement or instrument to which it is a party or by which it is bound or to which any of its properties or assets is subject, or (iii) in violation of any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over it or its property or assets (each a “Governmental Entity” and collectively the “Governmental Entities”) or has failed to obtain any license, permit, certificate, franchise or other governmental authorization or permit necessary to the ownership of its property or to the conduct of its business, except in the case of (ii) and (iii) above, where such default, violation or failure would not, individually or in the aggregate, have a Material Adverse Effect.

(p)	No Conflicts. The issue and sale of, as the case may be, of the Rights and the Shares (together, “the Securities”), the execution, delivery and performance of this Agreement by the Company, the compliance by the Company with the terms thereof and the consummation of the transactions contemplated hereby, and the application of the proceeds from the Rights Offering as described under “Use of Proceeds” in the Registration Statement, the Offering Materials and the Prospectus will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement, license, lease or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject; (ii) result in any violation of the provisions of the certificate of incorporation, constitution, memorandum and articles of association (or similar organizational documents) of the Company or any of its subsidiaries; or (iii) result in any violation of any statute or any judgment, order, decree, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or any of its subsidiaries or any of their properties or assets.

(q)	No Labor Disputes. No labor disturbance by or dispute with employees of the Group exists or, to the knowledge of the Group, is imminent that could have a Material Adverse Effect.

(r)	Legal Proceedings. Except as disclosed in the Registration Statement, the Offering Materials and the Prospectus, there are no legal, governmental or regulatory investigations, actions, demands, claims, suits, arbitrations, inquiries or proceedings (“Actions”) pending to which the Group is or may be a party or to which any property of the Group is or may be the subject that, individually or in the aggregate, if determined adversely to the Group could have a Material Adverse Effect; and no such Actions are, to the knowledge of the Company, threatened or contemplated by any governmental or regulatory authority or threatened by others.

(s)	Certain Environmental Matters. The Company and its subsidiaries (i) are, and at all times prior hereto were, in compliance with all laws, regulations, ordinances, rules, orders, judgments, decrees, permits or other legal requirements of any governmental authority, including without limitation any international, foreign, national, state, provincial, regional, or local authority, relating to pollution, the protection of human health or safety, the environment, or natural resources, or to use, handling, storage, manufacturing, transportation, treatment, discharge, disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”) applicable to such entity, which compliance includes, without limitation, obtaining, maintaining and complying with all permits, authorizations and approvals required by Environmental Laws to conduct their respective businesses, and (ii) have not received notice or otherwise have knowledge of any actual or alleged violation of Environmental Laws, or of any actual or potential liability for or other obligation concerning the presence, disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except in the case of clause (i) or (ii) where such non-compliance, violation, liability, or other obligation would not, individually or in the aggregate, have a Material Adverse Effect. Except as described in the Registration Statement, the Offering Materials and the Prospectus, (x) there are no proceedings that are pending, or known to be contemplated, against the Company or its subsidiaries under Environmental Laws in which a governmental authority is also a party, and (y) the Company and its subsidiaries are not aware of any issues regarding compliance with Environmental Laws, including any pending or proposed Environmental Laws, or liabilities or other obligations under Environmental Laws or concerning hazardous or toxic substances or wastes, pollutants or contaminants, that have a Material Adverse Effect.

(t)	Accuracy of Exhibits. There are no documents which are required to be described in the Registration Statement, the Offering Materials or the Prospectus or to be filed as exhibits to the Registration Statement which have not been so described or filed as required.

(u)	Absence of Further Requirements. No filing (other than routine tax filings) with, or authorization, approval, consent, license, order, registration, qualification or decree of, any Governmental Entity is necessary or required for the performance by the Company of its obligations hereunder, in connection with the offering, issuance or sale of the Rights or the Shares issued upon exercise of the Rights hereunder or the consummation of the Transactions, except such as have been already obtained or as may be required under the Securities Act, the rules of the New York Stock Exchange (the “NYSE”), state securities laws or the rules of Financial Industry Regulatory Authority, Inc. (“FINRA”).

(v)	Licenses and Permits. The Company and its subsidiaries have such permits, licenses, patents, franchises, certificates of need and other approvals or authorizations of governmental or regulatory authorities (collectively, “Permits”) as are necessary under applicable law to own their properties and conduct their businesses in the manner described in the Registration Statement, the Offering Materials and the Prospectus, except as disclosed in the Registration Statement, the Offering Materials and the Prospectus, or except for any of the foregoing, such that would not, individually or in the aggregate, have a Material Adverse Effect. Neither the Company nor any of its subsidiaries is in violation of, or in default under, any of the Permits, except as would not, individually or in the aggregate, have a Material Adverse Effect. Neither the Company nor any of its subsidiaries has received notice of any revocation or modification of any Permits, which, individually or in the aggregate, if revoked or modified, would have a Material Adverse Effect.

(w)	Title to Real and Personal Property. The Company and its subsidiaries have good and marketable title in fee simple to all real property and good and marketable title to all personal property owned by them, that are material to the business of the Company, free and clear of all liens, encumbrances and defects, except such liens, encumbrances and defects as are described in the Registration Statement, the Offering Materials and the Prospectus or such as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company. All assets held under lease by the Company, that are material to the business of the Company, are held by it under valid, subsisting and enforceable leases, with such exceptions as are described in the Registration Statement, the Offering Materials and the Prospectus or such as do not materially interfere with the use made and proposed to be made of such assets by the Company.

(x)	Intellectual Property. The Company and its subsidiaries own or possess adequate rights to use all material patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights, licenses, know-how, software, systems and technology (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) necessary for the conduct of their respective businesses and have no reason to believe that the conduct of their respective businesses will conflict with, and have not received any notice of any claim of conflict with, any such rights of others.

(y)	Disclosure Controls. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act, (ii) such disclosure controls and procedures are designed to ensure that the information is accumulated and communicated to management of the Company, including its respective principal executive officers and principal financial officers, as appropriate and (iii) such disclosure controls and procedures are effective in all material respects to perform the functions for which they were established.

(z)	Accounting Controls. The Company and each of its subsidiaries maintain internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP (with respect to the Company) and Indian Accounting Standards (with respect to the Company’s subsidiaries), including, but not limited to, internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of the Company’s financial statements in conformity with GAAP and to permit preparation of the Company’s subsidiaries financial statements in conformity with Indian Accounting Standards and the guidance note on combined and carve-out financial statements issued by the Institute of Chartered Accountants of India, and to maintain accountability for its assets, (iii) access to the Company’s assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for the Company’s assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Since the date of the most recent consolidated balance sheet of the Company, (i) the Company has not been advised of or become aware of (A) any significant deficiencies in the design or operation of internal controls that could adversely affect the ability of the Company or any of its subsidiaries to record, process, summarize and report financial data, or any material weaknesses in internal controls, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the internal controls of the Company and each of its subsidiaries; and (ii) there have been no significant changes in internal controls or in other factors that could significantly adversely affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

(aa)	No Undisclosed Relationships. No material relationship, direct or indirect, exists between or among the Company or its subsidiaries, on the one hand, and the directors, officers, stockholders, customers or suppliers of the Company or its subsidiaries, on the other hand, that is required to be described in the Registration Statement, the Offering Materials and the Prospectus which is not so described.

(bb)	Compliance with the Sarbanes-Oxley Act. There is and has been no failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including Section 402 related to loans and Sections 302 and 906 related to certifications.

(cc)	Taxes. The Company and its subsidiaries have filed all federal, state, local and foreign tax returns required to be filed through the date hereof, subject to permitted extensions, and have paid all taxes due, except for such taxes, if any, as are being contested in good faith and as to which adequate reserves have been provided, and no tax deficiency has been determined adversely to the Company or its subsidiaries, nor does the Company have any knowledge of any tax deficiencies that have been, or would reasonably be expected to be asserted against the Company or its subsidiaries, that would, individually or in the aggregate, have a Material Adverse Effect.

(dd)	Insurance. Except as would not have a Material Adverse Effect, the Company and its subsidiaries carry, or are covered by, insurance from insurers of recognized financial responsibility in such amounts and covering such risks as is adequate for the conduct of their respective businesses and the value of their respective properties and as is customary for companies engaged in similar businesses in similar industries. All policies of insurance of the Company and its subsidiaries are in full force and effect; the Company and each of its subsidiaries are in compliance with the terms of such policies in all material respects; and neither the Company nor any of its subsidiaries has received notice from any insurer or agent of such insurer that capital improvements or other expenditures are required or necessary to be made in order to continue such insurance; there are no material claims by the Company or any of its subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; and neither the Company nor any such subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

(ee)	Investment Company Act. The Company is not, and as of the Settlement Date and, after giving effect to the settlement of the Rights Offering and the application of the proceeds therefrom as described under “Use of Proceeds” in the Registration Statement, the Offering Materials and the Prospectus, will not be, an “investment company” or a company “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the United States Securities and Exchange Commission (the “Commission”).

(ff)	No Stabilization. None of the Company or any of its affiliates have taken, directly or indirectly, any action designed to or that has constituted or that could reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company.

(gg)	No Unlawful Payments. Neither the Company nor any of its subsidiaries nor, to the best knowledge of the Company, any director, officer, or employee of the Company or any of its subsidiaries nor any agent, affiliate or other person associated with or acting on behalf of the Company or any of its subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made or taken an act in furtherance of an offer, promise or authorization of any direct or indirect unlawful payment or benefit to any foreign or domestic government or regulatory official or employee, including of any government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or committed an offence under the UK Bribery Act 2010, or any other applicable anti-bribery or anti-corruption laws; or (iv) made, offered, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including, without limitation, any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit. The Company and its subsidiaries have instituted, and maintain and enforce, policies and procedures designed to promote and ensure compliance with all applicable anti-bribery and anti-corruption laws.

(hh)	Compliance with Anti-Money Laundering Laws. The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements, including those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the applicable anti-money laundering statutes of all jurisdictions where the Company and any of its subsidiaries conducts business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental or regulatory agency (collectively, the “Anti-Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental or regulatory agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(ii)	No Conflicts with Sanctions Laws. Neither the Company nor any of its subsidiaries, directors, officers, employees, agents, affiliates or other person associated with or acting on behalf of the Company or any of its subsidiaries is currently the subject or the target of any sanctions administered or enforced by the U.S. Government, (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council (“UNSC”), the European Union, Her Majesty’s Treasury (“HMT”), the Hong Kong Monetary Authority or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company or any of its subsidiaries located, organized or resident in a country, region or territory that is the subject or the target of Sanctions, including, without limitation, Crimea, Cuba, Iran, North Korea and Syria (each, a “Sanctioned Country”); and the Company will not directly or indirectly use the proceeds of the Rights Offering hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or the target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as dealer manager, initial purchaser, advisor, investor or otherwise) of Sanctions. For the past five years, the Company and its subsidiaries have not knowingly engaged in and are not now knowingly engaged in any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country. No provision of this Section 2(ii) shall apply to the Dealer Managers to the extent that it is or would be unenforceable by or in respect of that person by reason of breach of (i) any provision of Council Regulation (EC) No 2271/96 of 22 November 1996 (or any law or regulation implementing such Regulation in any member state of the European Union or the United Kingdom) or (ii) any similar blocking or anti-boycott law, and Sections 2(a), 4(a), 6(a) and 8 shall be construed accordingly.

(jj)	Solvency. On and immediately after the Settlement Date, the Company (after giving effect to the settlement of the Rights Offering and the other transactions related thereto as described in each of the Registration Statement, the Offering Materials and the Prospectus) will be Solvent. As used in this paragraph, the term “Solvent” means, with respect to a particular date and entity, that on such date (i) the fair value (and present fair saleable value) of the assets of such entity is not less than the total amount required to pay the probable liability of such entity on its total existing debts and liabilities (including contingent liabilities) as they become absolute and matured; (ii) such entity is able to realize upon its assets and pay its debts and other liabilities, contingent obligations and commitments as they mature and become due in the normal course of business; (iii) assuming consummation of the Rights Offering as contemplated by this Agreement, the Registration Statement, the Offering Materials and the Prospectus, such entity does not have, intend to incur or believe that it will incur debts or liabilities beyond its ability to pay as such debts and liabilities mature; (iv) such entity is not engaged in any business or transaction, and does not propose to engage in any business or transaction, for which its property would constitute unreasonably small capital; and (v) such entity is not a defendant in any civil action that would result in a judgment that such entity is or would become unable to satisfy.

(kk)	U.S. Jurisdiction. The Company has the power to submit, and pursuant to this Agreement and each other Transaction Document governed by New York law has submitted, or at the Closing Date will have submitted, legally, validly, effectively and irrevocably, to the personal jurisdiction of courts of the State of New York and of U.S. federal courts sitting in the Borough of Manhattan in The City of New York; and the Parent has the power to designate, appoint and empower, and pursuant to this Agreement and each other Transaction Document governed by New York law has, or at the Closing Date will have, designated, appointed and empowered, validly, effectively and irrevocably, an agent for service of process in any suit or proceeding based on or arising under this Agreement and each such Transaction Document in any U.S. Federal or New York State court in the Borough of Manhattan in the City of New York, as provided herein and in such Transaction Documents.

(ll)	Certificates. Each certificate signed by an officer or director of the Company and delivered to the Dealer Managers or counsel for the Dealer Managers pursuant to this Agreement shall be deemed to be a representation and warranty by the Company to the Dealer Managers as to the matters covered thereby.

(mm)	Stamp Taxes. There are no stamp, registration, documentary, capital or other issuance or transfer taxes or duties or other similar fees or charges (“Stamp Taxes”) required to be paid by or on behalf of the Dealer Managers in India, the United States of America, Mauritius, any jurisdiction in which the Company is organized, or otherwise resident or has a permanent establishment for tax purposes, or any jurisdiction from or through which any payment is made or, in each case, any political subdivision thereof or any other applicable taxing jurisdiction in connection with the execution and delivery of the Transaction Documents or the offer, sale or resale of the Securities.

(nn)	No Withholding Tax. Except, in each case, as otherwise disclosed under the Registration Statement, any of the Offering Materials, the Prospectus, all payments to be made by the Company on or by virtue of the execution, delivery, performance or enforcement of the Transaction Documents and all interest, principal, premium, if any, additional amounts, if any, and other payments under the Transaction Documents, under the current laws and regulations of India, Mauritius, any jurisdiction in which the Company is organized, or otherwise resident or has a permanent establishment for tax purposes, or any jurisdiction from or through which any payment is made or, in each case, any political subdivision thereof or any other applicable taxing jurisdiction (each, a “Taxing Jurisdiction”), will not be subject to withholding, duties, levies, deductions, charges or other taxes under the current laws and regulations of the Taxing Jurisdiction and are otherwise payable free and clear of any other withholding, duty, levy, deduction, charge or other tax in the Taxing Jurisdiction and without the necessity of obtaining any governmental authorization in the Taxing Jurisdiction.

(oo)	No Immunity. None of the Company or any of its subsidiaries is subject to civil and commercial law in respect of their respective obligations under the Transaction Documents, and none of the Company or any of its respective properties, assets or revenues is subject to any right or immunity under Mauritius, India, U.S. federal or New York state law from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any Mauritius, India, U.S. federal or New York state court, from service of process, attachment upon or prior to judgment, or attachment in aid of execution of judgment, or from execution of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court with respect to their respective obligations, liabilities or any other matter under or arising out of or in connection herewith; and, to the extent that the Company or any of its subsidiaries or any of their respective properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings arising out of, or relating to, the transactions contemplated by the Transaction Documents, may at any time be commenced, the Company has, pursuant to this Agreement, waived, and the Company will waive, or the Company will cause its subsidiaries to waive, such right to the extent permitted by law.

(pp)	Enforcement of Foreign Judgments. Any final judgment for a fixed or determined sum of money rendered by any U.S. federal or New York state court located in the State of New York having jurisdiction under its own laws in respect of any suit, action or proceeding against the Company based upon any of the Transaction Documents would be declared enforceable against the Company by the courts of Mauritius, by following the relevant procedures under the Laws of Mauritius without reconsideration or reexamination of the merits.

(qq)	Valid Choice of Law. The choice of laws of the State of New York as the governing law of the Transaction Documents that are expressed to be governed by such laws is a valid choice of law under the laws of Mauritius and will be honored by the courts of Mauritius.

(rr)	Exchange Controls. No exchange control authorization or any other authorization, approval, consent or license of any governmental or regulatory authority or court in Mauritius is required for the payment of any amounts payable under the Transaction Documents, and all interest, principal, premium, if any, additional amounts, if any, and other payments on or under the Transaction Documents; and all such payments will otherwise be free and clear of any other tax, duty, withholding or deduction in Mauritius or any political subdivision or taxing authority thereof or therein and may be paid in Mauritian Rupee that may be converted into another currency and freely transferred out of Mauritius, without the necessity of obtaining any governmental authorization in Mauritius or any political subdivision or taxing authority thereof or therein.

(ss)	Indemnification and Contribution. The indemnification and contribution provisions set forth in Section 6 hereof do not contravene Mauritius law or public policy.

(tt)	No Requirement to Qualify to do Business. It is not necessary under the laws of Mauritius that any holder of the Equity Shares or the Dealer Managers should be licensed, qualified or entitled to carry on business in Mauritius (i) to enable any of them to enforce their respective rights under the Transaction Document or the consummation of the transactions contemplated hereby or thereby or any other document to be delivered in connection herewith or therewith or (ii) solely by reason of the execution, delivery or performance of any such document.

(uu)	No Mauritius Domicile. None of the holders of the Securities, the Dealer Managers or the Trustee will be deemed resident, domiciled, carrying on business or subject to taxation in Mauritius on an overall income basis solely by the execution, delivery, performance or enforcement of the Transaction Documents or the issuance or sale of the Shares or by virtue of the ownership or transfer of Shares or the receipt of payments on any of the Transaction Documents.

(vv)	Tax Benefits. All tax waivers, if any, and other tax relief, concession and preferential treatment, if any, of the Company and each of its subsidiaries in each Taxing Jurisdiction are valid, binding and enforceable and do not violate any provision of any applicable law or statute or any order, rule or regulation of any local or national governmental agency other than those which would not be reasonably expected to have a Material Adverse Effect.

(ww)	Mauritius Legal or Administrative Proceeding. To ensure the legality, validity, enforceability or admissibility into evidence in a legal or administrative proceeding in Mauritius of this Agreement, it is not necessary that this Agreement be filed or recorded with any court or other government authority or regulatory body in Mauritius or that any registration tax, stamp duty or similar tax be paid in Mauritius on or in respect of any of this Agreement or any other document to be furnished hereunder, other than court costs, including (without limitation) filing fees and deposits to guarantee judgment required by a court of law in Mauritius.

3	Covenants of the Company. The Company covenants and agrees with you that:

(a)	The Company will advise the Dealer Managers promptly (i) when any amendment to the Registration Statement has been filed or becomes effective; (ii) when any supplement to the Prospectus or any Offering Materials or any amendment to the Prospectus has been filed or distributed, or when amendments to the Offering Materials have been distributed; (iii) of any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the Prospectus or the receipt of any comments from the Commission relating to the Registration Statement or any other request by the Commission for any additional information; (iv) of the issuance by the Commission of any order suspending the effectiveness of the Registration Statement or preventing or suspending the use of the Prospectus or the initiation or threatening of any proceeding for that purpose or pursuant to Section 8A of the Securities Act; (v) of the occurrence of any event or development within the Subscription Period as a result of which the Registration Statement, any of the Offering Materials, the Prospectus or any Issuer Free Writing Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing when the Offering Materials, the Prospectus or any such Issuer Free Writing Prospectus is delivered to a Holder, not misleading; and (vi) of the receipt by the Company of any notice with respect to any suspension of the qualification of the Rights or Shares for offer and sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and the Company will use its commercially reasonable efforts to prevent the issuance of any such order suspending the effectiveness of the Registration Statement, preventing or suspending the use of the Prospectus or suspending any such qualification of the Rights or Shares and, if any such order is issued, will use its commercially reasonable efforts to obtain as soon as possible the withdrawal thereof. In the case of clause (y) above, the Company will promptly prepare an amendment or supplement which will correct such statement or omission or effect compliance with such requirements and, after having provided the Dealer Managers and its counsel with a reasonable opportunity to review and comment on such amendment or supplement, file with the Commission such amendment or supplement. The Company agrees to provide you with any other information relating to the Rights Offering, the Offering Materials or this Agreement that you may from time to time reasonably request.

(b)	The Company will cause copies of the Prospectus and any applicable Offering Materials (other than any press releases or newspaper advertisements relating to the Rights Offering) as in effect at such time to be mailed or otherwise delivered or made available to each Holder as soon as practicable on or after the Representation Date through the Subscription Agent in accordance with the Subscription Agreement. The Company will, without charge, furnish to the Dealer Managers, from time to time during the period when the Prospectus is required to be delivered under the Securities Act (without taking into account Rule 172 under the Securities Act), such number of printed copies of the Prospectus (as amended or supplemented) as the Dealer Managers may reasonably request for the purposes contemplated by the Securities Act. The Company authorizes you to use copies of the Offering Materials in connection with the performance of your duties hereunder.

(c)	The Company will take all necessary actions to cause the Shares to be approved for listing on the NYSE, subject to official notice of issuance.

(d)	The Company agrees that, unless it has or shall have obtained the prior written consent of the Dealer Managers, the Company will not make any offer relating to the Rights or Shares that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405 under the Securities Act) such as those required to be filed by the Company with the Commission or retained by the Company under Rule 433 under the Securities Act; Any such free writing prospectus consented to by the Dealer Managers is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company agrees that (x) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (y) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 under the Securities Act applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the Commission, legending and record keeping.

(e)	The Company will use the net proceeds from the issuance of Shares upon exercise of the Rights in the manner as described under the caption “Use of Proceeds” in the Prospectus.

(f)	To the extent known, and to the extent permitted by applicable law, the Company will advise or cause the Agents to advise the Dealer Managers as to the names of all Holders exercising Rights (and, upon reasonable request by the Dealer Managers, additional contact information for such holders) and the total number of Rights exercised by each Holder during the immediately preceding day, indicating the total number of Rights verified to be in proper form for exercise and being processed; and will notify the Dealer Managers, as soon as practicable following the Expiration Date, but in no event later than the required time for the Company or Subscription Agent to notify the Supporting Shareholders of their obligation to provide the agreed to funding pursuant to the Backstop Agreement, of the total number of Rights exercised and Shares related thereto, the total number of Rights verified to be in proper form for exercise and being processed.

(g)	The Company or any of its affiliates will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the issuance of the Rights or the issuance and sale of the Shares pursuant to the terms of the Rights Offering.

(h)	The Company will endeavor, if necessary, in cooperation with the Dealer Managers, to qualify the Rights and the Shares for offering and sale under the applicable securities laws of such states and other jurisdictions (domestic or foreign) as the Dealer Managers may designate and to maintain such qualifications in effect so long as required to consummate the Rights Offering; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

(i)	The Company will timely file such reports pursuant to the Exchange Act as are necessary in order to make generally available to its securityholders as soon as practicable an earnings statement for the purposes of, and to provide to the Dealer Managers the benefits contemplated by, the last paragraph of Section 11(a) of the Securities Act.

(j)	So long as the Rights are outstanding, the Company will furnish to you copies of all reports or other communications (financial or other) furnished to holders of the Rights, and copies of any reports and financial statements furnished to or filed with the Commission (collectively, the “Filings”), except for all such Filings filed by the Company with the Commission in electronic format on EDGAR.

(k)	The Company will comply in all material respects with the Securities Act and the Exchange Act, as applicable, and the rules of the NYSE, in conducting the Rights Offering and the issuance of Shares pursuant thereto as contemplated in the Registration Statement, the Prospectus and the Offering, each as amended or supplemented.

(l)	Subsequent to the date of the Prospectus and for so long as the delivery of a prospectus is required in connection with the offering or sale of the Rights, the Company will file all reports and documents required to be filed by the Company with the Commission pursuant to the Exchange Act within the time periods required by the Securities Act or the Exchange Act, as applicable.

4	Conditions to Obligations of the Dealer Managers. The obligations of each Dealer Manager hereunder are subject to the performance by the Company of its covenants and other obligations hereunder and to the following additional conditions:

(a)	The representations and warranties of the Company contained herein shall be true and correct on the date hereof and on and as of the Closing Date; and the statements of the Company and its officers made in any certificates delivered pursuant to this Agreement shall be true and correct on and as of the Closing Date.

(b)	The Dealer Managers shall have received on and as of the Representation Date and on the Settlement Date, a certificate of the Chief Executive Officer, the President, any Senior Vice President, any Vice President or any Assistant Vice President of the Company and of the principal financial or chief accounting officer of the Company, satisfactory to you, in which such officer, to the best of his or her knowledge after reasonable investigation, shall state: that the representations and warranties of the Company set forth in Section 2 of this Agreement are true and correct at and as of such dates; that the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to such dates; that subsequent to the respective dates as of which information is given in the Registration Statement, there has not been any event or development with respect to the Company and its subsidiaries taken as a whole that would reasonably be expected to result in a Material Adverse Effect, other than as set forth or contemplated in the Registration Statement. The officers signing the certificate may state that in making the statements set forth therein they have relied, to the extent they deem proper, upon one or more certificates of officers of subsidiaries of the Company.

(c)	On the Representation Date and on the Settlement Date, Linklaters LLP, counsel to the Dealer Managers, shall have furnished to the Dealer Managers their written opinion and negative assurance letter, dated the respective date of delivery thereof, with respect to such matters as you may reasonably request and such counsel shall have received such papers and information as they may reasonably request to enable them to pass on such matters.

(d)	On the Representation Date and on the Settlement Date, Dentons US LLP, counsel to the Company, shall have furnished to the Dealer Managers their written opinion and negative assurance letter, dated the respective date of delivery thereof, in form and substance reasonably satisfactory to you, to the effect set forth in Exhibit A.

(e)	On the Representation Date and on the Settlement Date, Appleby, counsel to the Company, shall have furnished to the Dealer Managers their written opinion, dated the date thereof, in form and substance reasonably satisfactory to you, to the effect set forth in Exhibit B.

(f)	On the Representation Date and on the Settlement Date, L&L Partners, counsel to the Dealer Managers shall have furnished to the Dealer Managers their written opinion and negative assurance letter, dated the date thereof, in form and substance reasonably satisfactory to you, to the effect set forth in Exhibit C.

(g)	On the Representation Date, on the Expiration Date and on the Settlement Date, S.R. Batliboi & Co. LLP and Ernst & Young Associates LLP shall have furnished to the Dealer Managers, letters, dated the respective dates of delivery thereof and addressed to the Dealer Managers, in form and substance reasonably satisfactory to the Dealer Managers, containing statements and information of the type customarily included in accountants’ “comfort letters” with respect to the financial statements and certain financial information contained in each of the Registration Statement, the applicable Offering Materials and the Prospectus; provided that the letter delivered on the Settlement Date shall use a “cut-off” date no more than three business days prior to the Settlement Date (or such other date as may be agreed among S.R. Batliboi & Co. LLP , Ernst & Young Associates LLP and the Dealer Managers).

(h)	No order suspending the effectiveness of the Registration Statement shall be in effect, and no proceeding for such purpose or pursuant to Section 8A under the Securities Act shall be pending before or threatened by the Commission; the Prospectus and each Issuer Free Writing Prospectus shall have been timely filed with the Commission under the Securities Act (in the case of an Issuer Free Writing Prospectus, to the extent required by Rule 433 under the Securities Act) and in accordance with Section 3(a) hereof; and all requests by the Commission for additional information with regard to the Rights Offering shall have been complied with to the reasonable satisfaction of the Dealer Managers.

(i)	No event or condition of a type described in Section 2(g) hereof shall have occurred or shall exist, which event or condition is not described in the Offering Materials (excluding any amendment or supplement thereto) and the Prospectus (excluding any amendment or supplement thereto) and the effect of which in the judgment of the Dealer Managers makes it impracticable or inadvisable to proceed with the Rights Offering or the delivery of the Shares on the terms and manner described in the Registration Statement and the Prospectus.

(j)	No action shall have been taken, and no statute, rule, regulation or order shall have been enacted, adopted or issued by any federal, state or foreign governmental or regulatory authority that would prevent the making or consummation of the Rights Offering or the issuance of the Shares upon exercise of the Rights or prevent the Dealer Managers from rendering services pursuant to this Agreement or continuing so to act, as the case may be; and no injunction or order of any federal, state or foreign court shall have been issued that would prevent the making or consummation of the Rights Offering or the issuance of the Shares upon exercise of the Rights or prevent the Dealer Managers from rendering services pursuant to this Agreement or continuing so to act.

(k)	On or prior to the Representation Date, the Expiration Date and the Settlement Date, the Company shall have furnished to the Dealer Managers such further information, certificates and documents as the Dealer Managers may reasonably request.

All opinions, letters, certificates and evidence mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in form and substance reasonably satisfactory to counsel for the Dealer Managers.

5	Compensation and Expenses

(a)	The Company has entered into side letters or engagement letters, as applicable, with each of the Dealer Managers, pursuant to which, the Company has agreed to pay a fee to each of the Dealer Managers as compensation for their services as Dealer Managers in connection with the Rights Offering.

(b)	The Company further agrees to pay directly or reimburse the Dealer Managers for (i) all fees and expenses incurred in relation to the preparation, printing, filing, mailing or other distribution of the Prospectus and any Offering Materials, (ii) all fees and expenses of the Agents (including counsel therefor), (iii) all advertising charges in connection with the Rights Offering, including those of any public relations firm or other person or entity rendering services in connection therewith, (iv) all fees, if any, payable to Dealers (including the Dealer Managers) and banks and trust companies as reimbursement for their customary mailing and handling fees and expenses incurred in forwarding the Offering Materials to their customers, (v) the preparation, printing, authentication, issuance and delivery of the Rights or the Shares issuable on exercise of the Rights, including any stamp, transfer or similar taxes in connection with the Rights Offering, (vi) the preparation, printing (or reproduction) and delivery of this Agreement and all other agreements or documents prepared, printed (or reproduced) and delivered in connection with the Rights Offering; (vii) any fees and expenses relating to the registration or qualification of the Rights and Shares under the securities or blue sky laws of the several states of the United States, (viii) any filings required to be made with FINRA; (ix) the transportation and other expenses incurred by or on behalf of representatives of the Company and the Dealer Managers in connection with investor presentations; (x) the fees and expenses of the accountants of the Company and the fees and expenses of counsel (including local and special counsel) for the Company; (xi) the fees and expenses of the transfer agent (and any counsel therefor); (xii) all expenses and application fees related to the Rights being made eligible for clearance and settlement through the Depositary Trust Company and for the listing on the NYSE; and (xiii) the fees and expenses of counsel (including local and special counsel) for the Dealer Managers.

6	Indemnification and Contribution

(a)	Indemnification of the Dealer Managers. The Company agrees to indemnify and hold harmless each Dealer Manager, its affiliates, directors, officers, employees and agents and each person, if any, who controls such Dealer Manager within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act or any such other persons (each a “Dealer Manager Indemnified Person”), from and against any and all losses, claims, damages and liabilities (including, without limitation, legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted, as such fees and expenses are incurred), joint or several, that arise out of, or are based upon, (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the Offering Materials, the Prospectus or any Issuer Written Communication (or any amendment or supplement thereto); (ii) any omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except insofar as such losses, claims, damages or liabilities arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to any Dealer Manager furnished to the Company in writing by such Dealer Manager expressly for use therein; (iii) any withdrawal, termination, rescission or modification by the Company of, or failure by the Company to make or consummate the Rights Offering; or (iv) any breach by the Company of any representation or warranty or failure to comply with any of the agreements contained herein, or otherwise in any way, arising out of, relating to or in connection with or alleged to, in any way, in connection with the Rights Offering, this Agreement or the Dealer Managers’ role in connection therewith.

(b)	Indemnification of the Company. Each Dealer Manager agrees, severally and not jointly, to indemnify and hold harmless the Company, each of its affiliates, directors, officers, employees and agents and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the indemnity set forth in paragraph (a) above, but only with respect to any losses, claims, damages or liabilities that arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to such Dealer Manager furnished to the Company in writing by such Dealer Manager expressly for use in the Registration Statement, the Offering Materials, the Prospectus or any Issuer Written Communication (or any amendment or supplement thereto), it being understood and agreed that such information consists of the Dealer Managers Information.

(c)	Notice and Procedures. If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against any person in respect of which indemnification may be sought pursuant to either paragraph (a) or (b) above, such person (the “Indemnified Person”) shall promptly notify the person against whom such indemnification may be sought (the “Indemnifying Person”) in writing; provided that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have under paragraph (a) or (b) above except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided, further, that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have to an Indemnified Person otherwise than under paragraph (a) or (b) above. If any such proceeding shall be brought or asserted against an Indemnified Person and it shall have notified the Indemnifying Person thereof, the Indemnifying Person shall retain counsel reasonably satisfactory to the Indemnified Person to represent the Indemnified Person and any others entitled to indemnification pursuant to this Section 6 that the Indemnifying Person may designate in such proceeding and shall pay the fees and expenses of such proceeding and shall pay the reasonable fees and expenses of such counsel related to such proceeding, as incurred. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (i) the Indemnifying Person and the Indemnified Person shall have mutually agreed to the contrary; (ii) the Indemnifying Person has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Person; (iii) the Indemnified Person shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Person; or (iv) the named parties in any such proceeding (including any impleaded parties) include both the Indemnifying Person and the Indemnified Person and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood and agreed that the Indemnifying Person shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Persons, and that all such fees and expenses shall be paid or reimbursed as they are incurred. Any such separate firm for any Dealer Manager, its affiliates, directors and officers and any control persons of such Dealer Manager shall be designated in writing by the Dealer Managers and any such separate firm for the Company, its directors and officers and any control persons of the Company shall be designated in writing by the Company. The Indemnifying Person shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Person agrees to indemnify each Indemnified Person from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an Indemnified Person shall have requested that an Indemnifying Person reimburse the Indemnified Person for reasonable fees and expenses of counsel as contemplated by this paragraph, the Indemnifying Person shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by the Indemnifying Person of such request and (ii) the Indemnifying Person shall not have reimbursed the Indemnified Person in accordance with such request prior to the date of such settlement. No Indemnifying Person shall, without the written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnification could have been sought hereunder by such Indemnified Person, unless such settlement (x) includes an unconditional release of such Indemnified Person, in form and substance reasonably satisfactory to such Indemnified Person, from all liability on claims that are the subject matter of such proceeding and (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person.

(d)	Contribution. If the indemnification provided for in paragraph (a) or (b) above is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each Indemnifying Person under such paragraph, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Dealer Managers on the other from Rights Offering or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative fault of the Company on the one hand and the Dealer Managers on the other in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Dealer Managers on the other shall be deemed to be in the same respective proportions as the net proceeds (before deducting expenses) received by the Company from the sale of the Shares bear to the total fees received by the Dealer Managers, as provided in this Agreement. The relative fault of the Company on the one hand and the Dealer Managers on the other shall be determined by reference to, among other things, whether any untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Dealer Managers and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(e)	Limitation on Liability. The Company and the Dealer Managers agree that it would not be just and equitable if contribution pursuant to this Section 6 were determined by pro rata allocation (even if the Dealer Managers were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in paragraph (d) above. The amount paid or payable by an Indemnified Person as a result of the losses, claims, damages and liabilities referred to in paragraph (d) above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Person in connection with any such action or claim. Notwithstanding the provisions of this Section 6, in no event shall any Dealer Managers be required to contribute any amount in excess of the amount by which the total fees received by such Dealer Managers hereunder exceed the amount of any damages that such Dealer Manager has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Dealer Managers’ obligations to contribute pursuant to this Section 6 are several in proportion to their respective fees received hereunder and not joint.

(f)	Non-Exclusive Remedies. The remedies provided for in this Section 6 are not exclusive and shall not limit any rights or remedies that may otherwise be available to any Indemnified Person at law or in equity.

7	Termination. This Agreement shall terminate upon the earlier to occur of (i) the issuance of Shares pursuant to the exercise of Rights and (ii) the earlier withdrawal or termination of the Rights Offering. This Agreement may be terminated by either the Company or you at any time, with or without cause, effective upon receipt by the other party of written notice to that effect.

8	Survival. The provisions of Sections 1(d), 2, 5, 6, 9, 10, 11, 12 and 14 hereof shall remain operative and in full force and effect regardless of (i) any failure by the Company to commence, or the withdrawal, termination or consummation of, the Rights Offering or issuance of Shares upon exercise of the Rights, (ii) any investigation made by or on behalf of any party hereto, (iii) any withdrawal by you as a Dealer Managers and (iv) any termination of this Agreement.

9	Certain Defined Terms. For purposes of this Agreement, (a) except where otherwise expressly provided, the term “affiliate” has the meaning set forth in Rule 405 under the Securities Act; (b) the term “business day” means any day other than a day on which banks are permitted or required to be closed in New York City; (c) the term “subsidiary” has the meaning set forth in Rule 405 under the Securities Act; and (d) the term “significant subsidiary” has the meaning set forth in Rule 1-02 of Regulation S-X under the Exchange Act.

10	Notices. All notices and other communications required or permitted to be given under this Agreement shall be in writing and shall be given (and shall be deemed to have been given upon receipt) by delivery in person, by telecopy, by e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the applicable party at the addresses indicated below:

(a)	if to HSBC Securities (USA) Inc.

HSBC Securities (USA) Inc.
452 Fifth Avenue
New York, New York 10018

Attention: Transaction Management Group

Email: tmg.americas@us.hsbc.com
Fax: (646) 366-3229

with a copy (which shall not constitute notice) to:

Linklaters LLP
1290 Avenue of the Americas
New York, New York 10104

Attention: Jeffrey Cohen

E-mail: Jeffrey.cohen@linklaters.com

(b)	if to Roth Capital Partners, LLC:

Roth Capital Partners, LLC,
888 San Clemente Drive

Newport Beach, CA 92660

Attention: Equity Capital Markets
E-mail: rothecm@roth.com

with a copy (which shall not constitute notice) to:

Linklaters LLP
1290 Avenue of the Americas
New York, New York 10104

Attention: Jeffrey Cohen

E-mail: Jeffrey.cohen@linklaters.com

(c)	if to the Company:

Azure Power Global Limited

Azure Power Global Limited
c/o AAA Global Services Ltd,
1st Floor, The Exchange
18 Cybercity, Ebene
Mauritius Attention: Muhammad Khalid Peyrye
E-mail: khalid.peyrye@aaa.com.mu

with a copy (which shall not constitute notice) to:

Dentons US LLP

2000 McKinney Avenue, Suite 1900

Dallas, TX 75201

Attention: John Chrisman
E-mail: john.chrisman@dentons.com

11	Governing Law. This Agreement and any claim, controversy or dispute arising under or related to this Agreement shall be governed by and construed in accordance with the laws of the State of New York.

12	Submission to Jurisdiction. The Company hereby submits to the non-exclusive jurisdiction of the U.S. federal and New York state courts in the Borough of Manhattan in The City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. The Company waives any objection which it may now or hereafter have to the laying of venue of any such suit or proceeding in such courts. The Company agrees that final judgment in any such suit, action or proceeding brought in such court shall be conclusive and binding upon the Company, and may be enforced in any court to the jurisdiction of which the Company is subject by a suit upon such judgment. The Company irrevocably appoints C T Corporation System, located at 28 Liberty Street, New York, NY 10005, as its authorized agent in the Borough of Manhattan in The City of New York upon which process may be served in any such suit or proceeding, and agrees that service of process in any manner permitted by applicable law upon such authorized agent, and written notice of such service to the Company, by the person serving the same to the address provided in this Section 12, shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company hereby represents and warrants that such authorized agent has accepted such appointment and has agreed to act as such authorized agent for service of process. The Company further agrees that they shall take any and all action as may be necessary to maintain such designation and appointment of such authorized agent in full force and effect for a period of six years from the date of this Agreement.

13	Waiver of Jury Trial. The parties hereto hereby waive any right to trial by jury in any suit or proceeding arising out of or relating to this Agreement.

14	Judgment Currency. The Company agrees to indemnify each Dealer Manager, its directors, officers, affiliates and each person, if any, who controls such Dealer Manager within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any loss incurred by such Dealer Manager as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “Judgment Currency”) other than U.S. dollars and as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the Judgment Currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such indemnified person is able to purchase U.S. dollars with the amount of the Judgment Currency actually received by the indemnified person. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

15	Waiver of Immunity. To the extent that the Company has or hereafter may acquire any immunity (sovereign or otherwise) from jurisdiction of any court of (i) Mauritius, or any political subdivision thereof, (ii) the United States or the State of New York, or (iii) any jurisdiction in which it owns or leases property or assets or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution, set-off or otherwise) with respect to themselves or their respective property and assets or this Agreement, the Company hereby irrevocably waives such immunity in respect of its obligations under this Agreement to the fullest extent permitted by applicable law.

16	Persons Entitled to Benefit of Agreement. This Agreement shall inure to the benefit of and be binding upon the Company and you and each parties’ respective successors and the officers and directors and any controlling persons referred to herein, and the affiliates of each Dealer Manager referred to in Section 6 hereof. Nothing in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein.

17	Recognition of the U.S. Special Resolution Regimes.

(a)	If any Dealer Manager that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Dealer Manager of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)	If any Dealer Manager that is a Covered Entity or a BHC Act Affiliate of such Dealer Manager becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against the Dealer Managers are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

As used in this Section 17:

“BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

“Covered Entity” means any of the following:

(i)	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii)	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii)	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1 as applicable.

“U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

18	Counterparts; Electronic Signatures. This Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument. The parties hereto agree and consent to the use of electronic signatures solely for the purposes of executing this Agreement or any related transactional document (including any amendments thereto). Such electronic signature shall be deemed to have the same full and binding effect as a handwritten signature.

19	Amendments or Waivers. No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the Company and you.

20	Headings. The headings herein are included for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

21	Compliance with USA PATRIOT Act. In accordance with the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Dealer Managers are required to obtain, verify and record information that identifies their respective clients, including the Issuer, which information may include the name and address of their respective clients, as well as other information that will allow the Dealer Managers to properly identify their respective clients.

Please indicate your willingness to act as Dealer Managers and your acceptance of the foregoing provisions by signing in the space provided below for that purpose and returning to us a copy of this Agreement so signed, whereupon this Agreement and your acceptance shall constitute a binding agreement among the Company and you.

Very truly yours

AZURE POWER GLOBAL LIMITED

By:	/s/ Sandeep Arora
Name: Sandeep Arora
Title: Sr. Vice President, Capital

Accepted as of the date first above written:

HSBC SECURITIES (USA) INC.

By:	/s/ Jeffrey Nicklas
Name: Jeffrey Nicklas
Title: Managing Director

Accepted as of the date first above written:

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron M. Gurewitz
Name: Aaron M. Gurewitz
Title: Head of Equity Capital Markets

Exhibit A-1

Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 United States dentons.com

Dentons US draft of 12/20/21 -- subject to opinion committee review

December [ ● ], 2021

HSBC Securities (USA) Inc.
452 Fifth Avenue
New York, New York 10018

Roth Capital Partners, LLC

888 San Clemente Drive

Newport Beach, CA 92660

Ladies and Gentlemen:

We have acted as special U.S. counsel to Azure Power Global Limited, a Mauritius global business company (the “Company”), in connection with distributing at no charge to the record holders of its equity shares, par value $0.000625 per share (the “Shares”), as of 5:00 p.m., U.S. Eastern Time, on December 30, 2021, transferable subscription rights (the “Rights”) to purchase up to an aggregate of [_________] Shares pursuant to the Dealer Manager Agreement, dated as of December [ ● ], 2021 (the “Agreement”) by and among the Company and HSBC Securities (USA) Inc. and Roth Capital Partners, LLC, as dealer managers thereunder (the “Dealer Managers”). All capitalized terms used herein and not expressly defined herein have the definitions specified in the Agreement.

This opinion is being delivered pursuant to Section 4(d) of the Agreement at the request of the Company.

In connection with rendering this opinion, we have examined originals, certified copies or copies otherwise identified as being true copies of the following:

(a)	the Agreement;

(b)	the Backstop Commitment Agreement (the “Backstop Agreement”) by and among the Company, CDPQ Infrastructures Asia Pte Ltd. and OMERS Infrastructure Asia Holdings Pte. Ltd., dated as of December [ ● ], 2021 ;

(c)	the Subscription Agent Agreement (the “Subscription Agent Agreement”) by and among the Company, Computershare Inc. and Computershare Trust Company, N.A., dated as of December [ ● ], 2021;

(d)	the Information Agent Agreement (the “Information Agent Agreement”) between the Company and Georgeson LLC, dated as of December [ ● ], 2021; and

Sirote ► Adepetun Caxton-Martins Agbor & Segun ► Davis Brown ► East African Law Chambers ► Eric Silwamba, Jalasi and Linyama ► Durham Jones & Pinegar ► LEAD Advogados ► Rattagan Macchiavello Arocena ► Jiménez de Aréchaga, Viana & Brause ► Lee International ► Kensington Swan ► Bingham Greenebaum ► Cohen & Grigsby ► Sayarh & Menjra ► For more information on the firms that have come together to form Dentons, go to dentons.com/legacyfirms

December [ ● ], 2021 Page 2	dentons.com

(e)	the registration statement on Form F-3 (File No. 333-249479) (the “Registration Statement”), which Registration Statement the Company initially filed with the Securities and Exchange Commission (the “Commission”) on October 14, 2020, along with the base prospectus contained therein (the “Base Prospectus”), as supplemented by the prospectus supplement which the Company filed with the Commission on December [ ● ], 2021 (together with the Base Prospectus, the “Prospectus”), and which Registration Statement, as amended by Post-Effective Amendment No. 1, filed on November 10, 2021, by Post-Effective Amendment No. 2, filed on December 10, 2021, and as further amended by Post-Effective Amendment No. 3, filed on December 15, 2021, took effect on December 17, 2021 (the “Effective Date”).

The Agreement, the Backstop Agreement, the Subscription Agent Agreement and the Information Agent Agreement are sometimes referred to herein collectively as the “Transaction Documents”.

In addition, we have examined originals or copies authenticated to our satisfaction of such corporate records, certificates of officers of the Company and public officials, and other documents as we have deemed relevant or necessary in connection with our opinions set forth herein. We have relied, without independent verification, on certificates of public officials and, as to questions of fact material to such opinions, upon the representations of the Company set forth in the Transaction Documents, certificates of officers and other representatives of the Company and factual information we have obtained from such other sources as we have deemed reasonable. We have assumed without investigation that there has been no relevant change or development between the dates as of which the information cited in the preceding sentence was given and the date of this opinion letter. We have not independently verified the accuracy of the matters set forth in the written statements or certificates upon which we have relied, nor have we undertaken any lien, suit or judgment searches or searches of court dockets in any jurisdiction.

We have assumed (i) the genuineness and authenticity of all documents examined by us and all signatures thereon, and the conformity to originals of all copies of all documents examined by us; (ii) that the execution, delivery and/or acceptance of the Transaction Documents have been duly authorized by all action, corporate or otherwise, necessary by each of the parties to the Transaction Documents; (iii) the legal capacity of all natural persons executing the Transaction Documents; (iv) that each of the parties to the Transaction Documents has satisfied those legal requirements that are applicable to it to the extent necessary to make the Transaction Documents enforceable against it; (v) that each of the Transaction Documents constitutes a valid and binding obligation of each of the parties to the Transaction Documents other than the Company (those parties other than the Company and are hereinafter collectively referred to as the “Other Parties”) and is enforceable against the Other Parties in accordance with its terms; (vi) that each of the parties to the Transaction Documents has complied with all legal requirements pertaining to its status as such status relates to its rights to enforce the Transaction Documents; (vii) that the Transaction Documents accurately describe and contain the mutual understandings of the parties, and that there are no oral or written statements or agreements or usages of trade or courses of prior dealings among the parties that would modify, amend or vary any of the terms of the Transaction Documents; (viii) that each of the parties to the Transaction Documents will act in accordance with, and will refrain from taking any action that is forbidden by, the terms and conditions of the Transaction Documents; (ix) the constitutionality or validity of a relevant statute, rule, regulation or agency action is not in issue; (x) all agreements other than the Transaction Documents with respect to which we have provided advice in our opinion letter or reviewed in connection with our opinion letter would be enforced as written; (xi) that there has not been any mutual mistake of fact or misunderstanding, fraud, duress or undue influence; and (xiii) that each of the parties to the Transaction Documents and any agent acting for it in connection with the Transaction Documents have acted without notice of any defense against the enforcement of any rights created by, or adverse claim to any property transferred pursuant to, the Transaction Documents.

December [ ● ], 2021 Page 3	dentons.com

As used in this opinion letter with respect to any matter, the qualifying phrase “to our knowledge” or “our actual knowledge” or such similar phrase limits the statements it qualifies to the conscious awareness of facts or other information by: (i) the lawyer signing this opinion letter; and (ii) any lawyer who has had active involvement in negotiating or preparing the Transaction Documents or preparing this opinion letter. In this regard, it is noted that we have not made any special review or investigation in connection with rendering any opinion so qualified.

Based on the foregoing, and in reliance thereon, and subject to the qualifications, limitations and exceptions stated herein, we are of the opinion, having due regard for such legal considerations as we deem relevant, that:

1.       The execution and delivery by the Company of each of the Transaction Documents to which it is a party and the performance by it of its respective obligations thereunder, did not, and does not (i) violate any U.S. federal law or law of the State of New York applicable to it or (ii) require it to obtain any approval, consent or waiver of, or make any filing with, any U.S. federal or State of New York governmental agency or body (other than (a) approvals, consents or waivers already obtained or filings already made or (b) consents, waivers, authorizations or orders under state securities or blue sky laws as to which we express no opinion).

2.       Each Transaction Document is a valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms.

3.       [Under the laws of the State of New York relating to personal jurisdiction, the Company has, pursuant to Section 12 of the Dealer Manager Agreement, Section 5.6 of the Backstop Agreement, Section 19.7 of the Subscription Agent Agreement and paragraph (g) of the Information Agent Agreement, validly and irrevocably submitted to the non-exclusive personal jurisdiction of any state or U.S. federal court located in the [Borough of Manhattan], the City of New York, New York (each a “New York Court”) in any action arising out of or relating to the Dealer Manager Agreement, the Backstop Agreement, the Subscription Agent Agreement, the Information Agent Agreement or the transactions contemplated thereby, has validly and irrevocably waived to the fullest extent it may effectively do so any objection to the venue of a proceeding in any such New York Court and has validly and irrevocably appointed the [Authorized Agent] as its authorized agent for the purpose described in Section 12 of the Dealer Manager Agreement, [Section [XX] of the Backstop Agreement, Section [XX] of the Subscription Agent Agreement and Section [XX] of the Information Agent Agreement]; and service of process effected on such agent in the manner set forth in Section 12 of the Dealer Manager Agreement, [Section [XX] of the Backstop Agreement, Section [XX] of the Subscription Agent Agreement and Section [XX] of the Information Agent Agreement] will be effective to confer valid personal jurisdiction on the Company]1

4.       The Company is not and, after giving effect to the distribution of the Rights and delivery of the Shares upon exercise of the Rights as described in the Prospectus, will not be an “investment company” as such term is defined in the Investment Company Act of 1940.

1 NTD: Scope of this opinion para still to be discussed. Each such agreement does not likely cover each of these points or not in this precise manner….

December [ ● ], 2021 Page 4	dentons.com

5.       The statements under the captions “Description of Equity Shares”, “Description of Warrant or Rights” and “Material U.S. Federal Income Tax Considerations” in the Prospectus, together with the Company free writing prospectuses listed in Exhibit A to the Dealer Manager Agreement, in each case to the extent that those statements constitute matters of U.S. federal tax law or State of New York laws or legal conclusions with respect thereto, while not purporting to discuss all possible consequences of the transactions to which they relate, are correct in all material respects with respect to those consequences or matters that are discussed therein.

6.        The Registration Statement and the Prospectus, as of the Effective Date, complied as to form in all material respects with the requirements the Securities Act of 1933 and the applicable rules and regulations of the Commission thereunder.

Our opinions as herein expressed are subject to the following qualifications and limitations:

1.       Our opinions are subject to the effect of bankruptcy, insolvency, reorganization, receivership, moratorium and other similar laws. This exception includes:

a.	the federal Bankruptcy Code and thus comprehends, among others, matters of turn-over, automatic stay, avoiding powers, fraudulent transfer, preference, discharge, conversion of a non-recourse obligation into a recourse claim, limitations on ipso facto and anti-assignment clauses and the coverage of pre-petition security agreements applicable to property acquired after a petition is filed;

b.	all other federal and state bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement and assignment for the benefit of creditors laws that affect the rights of creditors generally or that have reference to or affect only creditors of specific types of debtors;

c.	state fraudulent transfer and conveyance laws; and

d.	judicially developed doctrines in this area, such as substantive consolidation of entities and equitable subordination.

2.       Our opinions are subject to the effect of general principles of equity, whether applied by a court of law or equity. This limitation includes principles:

a.	governing the availability of specific performance, injunctive relief or other equitable remedies, which generally place the award of such remedies, subject to certain guidelines, in the discretion of the court to which application for such relief is made;

b.	affording equitable defense (e.g., waiver, laches and estoppel) against a party seeking enforcement;

c.	requiring good faith and fair dealing in the performance and enforcement of a contract by the party seeking its enforcement;

d.	requiring reasonableness in the performance and enforcement of an agreement by the party seeking enforcement of the contract;

December [ ● ], 2021 Page 5	dentons.com

e.	requiring consideration of the materiality of (i) a breach and (ii) the consequences of the breach to the party seeking enforcement;

f.	requiring consideration of the impracticability or impossibility of performance at the time of attempted enforcement; and

g.	affording defenses based upon the unconscionability of the enforcing party’s conduct after the parties have entered into the contract.

3.       The opinion regarding enforceability set forth above is subject to the qualification that certain provisions of the contracts covered by this opinion letter may be unenforceable, but such unenforceability will not, subject to the other exceptions, qualifications and limitations in this opinion letter, render the contract invalid as a whole or substantially interfere with realization of the principal benefits provided by the contract.

4.       Our opinions are subject to the effect of the rules of law that:

a.	limit or affect the enforcement of provisions of a contract that purport to waive, or to require waiver of, (i) the obligations of good faith, fair dealing, diligence and reasonableness, (ii) broadly or vaguely stated rights, (iii) statutory, regulatory or constitutional rights, except to the extent that the statute, regulation or constitution explicitly allows waivers; (iv) unknown future defenses; and (v) rights to damages.

b.	provide that choice of law, forum selection, consent to jurisdiction, and jury waiver clauses in contracts are not necessarily binding;

c.	limit the availability of a remedy under certain circumstances where another remedy has been elected;

d.	provide a time limitation after which a remedy may not be enforced;

e.	limit the enforceability of provisions releasing, exculpating or exempting a party from, or requiring indemnification of a party for, liability for its own action or inaction, to the extent the action or inaction involves gross negligence, recklessness, willful misconduct, unlawful conduct, or violations of federal or state securities laws or regulations or public policy;

f.	may, where less than all of a contract may be unenforceable, limit the enforceability of the balance of the contract to circumstances in which the unenforceable portion is not an essential part of the agreed exchange;

g.	govern and afford judicial discretion regarding the determination of damages and entitlement to attorneys’ fees and other costs;

h.	may permit a party that has materially failed to render or offer performance required by the contract to cure that failure unless (i) permitting a cure would unreasonably hinder the aggrieved party from making substitute arrangements for performance, or (ii) it was important in the circumstances to the aggrieved party that performance occur by the date stated in the contract;

December [ ● ], 2021 Page 6	dentons.com

i.	limit enforcement of time is of-the-essence clauses; and

j	provide that covenants requiring party to use “best efforts” or variants thereof may not be enforceable if lacking objective guidelines for performance.

5.       We express no opinion as to the laws of any jurisdiction other than the laws of the State of New York (excluding local laws) and the federal laws of the United States of America.

This opinion is rendered on the date hereof, and we have no continuing obligation hereunder to inform you of changes of law or fact subsequent to the date hereof or facts of which we have become aware after the date hereof.

This opinion is solely for your benefit and may not be furnished to, or relied upon by, any other person or entity without the express prior written consent of the undersigned. This opinion is limited to the matters set forth herein; no opinion may be inferred or implied beyond the matters expressly stated in this letter. This opinion may, however, be disclosed by you (i) to the extent required by law, regulation or any governmental or competent regulatory authority, (ii) in connection with legal proceedings in relation to the distribution of the Rights or (iii) to your affiliates in relation to the distribution of the Rights.

Very truly yours,

Exhibit A-2

Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 United States dentons.com

Dentons US draft of 12/20/21 -- subject to opinion committee review

December [ ● ] , 2021

HSBC Securities (USA) Inc. 452 Fifth Avenue New York, New York 10018 Roth Capital Partners, LLC 888 San Clemente Drive Newport Beach, CA 92660

Ladies and Gentlemen:

We have acted as special U.S. counsel, to Azure Power Global Limited, a Mauritius global business company (the “Company”), in connection with distributing, at no charge, to the record holders of its equity shares, par value $0.000625 per share (the “Shares”), as of 5:00 p.m., U.S. Eastern Time, on December 30, 2021, transferable subscription rights (the “Rights”) to purchase up to an aggregate of [_________] Shares pursuant to the Dealer Manager Agreement, dated as of December [ ● ], 2021 (the “Agreement”) by and among the Company and HSBC Securities (USA) Inc. and Roth Capital Partners, LLC, as dealer managers thereunder (the “Dealer Managers”). The Company registered the Shares to be issued and sold upon the exercise of the Rights by means of a registration statement on Form F-3 (File No. 333-249479), as amended (the “Registration Statement”), which Registration Statement the Company initially filed with the Securities and Exchange Commission (the “Commission”) on October 14, 2020, along with the base prospectus contained therein (the “Base Prospectus”), as supplemented by the prospectus supplement which the Company filed with the Commission on December [21], 2021 (together with the Base Prospectus, the “Prospectus”), and which Registration Statement, as amended by Post-Effective Amendment No. 1, filed on November 10, 2021, by Post-Effective Amendment No. 2, filed on December 10, 2021, and as further amended by Post-Effective Amendment No. 3, filed on December 15, 2021, took effect on December 17, 2021 (the “Effective Date”). All capitalized terms used herein and not expressly defined herein have the definitions specified in the Agreement.

We have assumed, for purposes of this letter, the conformity of each document filed with the Commission through the EDGAR system to the printed document which we have reviewed.

The primary purpose of our engagement was not to establish or confirm factual matters or financial or accounting matters, and we have not independently verified the accuracy, completeness or fairness of the statements made or included in the Registration Statement or in the Prospectus or in any amendments or supplements thereto (including any documents incorporated by reference or deemed to be incorporated by reference therein), and we take no responsibility therefor. In connection with our engagement, we have participated in conferences with officers and other representatives of the Company, representatives of the registered public accounting firm of the Company, and you at which the contents of the Registration Statement and the Prospectus and any amendments or supplements thereto (including any documents incorporated by reference or deemed to be incorporated by reference therein) and related matters were discussed.

Rattagan Macchiavello Arocena ► Jiménez de Aréchaga, Viana & Brause ► Lee International ► Kensington Swan ► Bingham Greenebaum ► Cohen & Grigsby ► Sayarh & Menjra ► Larraín Rencoret ► Hamilton Harrison & Mathews ► Mardemootoo Balgobin ► HPRP ► Zain & Co. ► Delany Law ► Dinner Martin ► For more information on the firms that have come together to form Dentons, go to dentons.com/legacyfirms

HSBC Securities (USA) Inc. Roth Capital Partners, LLC December [ ● ] , 2021 Page 2	dentons.com

Based upon such participation and discussions and subject to the foregoing, no facts have come to our attention that have caused us to believe that (i) the Registration Statement, including the documents incorporated by reference therein, as of the Effective Date, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the [Disclosure Package], at the [Time of Sale], contained an untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or (iii) the Prospectus, as of the date hereof, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (except that, in each case, we express no belief, and make no statement, with respect to the accuracy, completeness or fairness of the financial statements, including the notes and schedules thereto, and any other financial, accounting or statistical information or data derived therefrom, included or incorporated by reference therein or omitted therefrom).

This letter is rendered on the date hereof, and we have no continuing obligation hereunder to inform you of changes of law or fact subsequent to the date hereof or facts of which we have become aware after the date hereof.

This letter is solely for your benefit and may not be furnished to, or relied upon by, any other person or entity without the express prior written consent of the undersigned. This letter is limited to the matters set forth herein; no opinion may be inferred or implied beyond the matters expressly stated in this letter.

Very truly yours,

Exhibit B

HSBC Securities (USA) Inc. Roth Capital Partners, LLC (as “Dealer Managers”)	Email mmoller@applebyglobal.com mkoomar@applebyglobal.com Direct Dial +230 203 4301 Tel +230 203 4300 Fax +230 210 8792

Your Ref

Appleby Ref

429640.0027

[  ] 2021

Mauritius Office 7th Floor Happy World House 37, Sir William Newton Street Port Louis Republic of Mauritius Tel +230 203 4300 applebyglobal.com Dear Sirs and Madams:

INTRODUCTION

This opinion as to Mauritius law is addressed to you in connection with the sale by Azure Power Global Limited, a public company limited by shares incorporated under the laws of Mauritius (the “Company”), of [ ] equity shares (the “Shares”) of par value $0.000625 per equity share upon the exercise of rights (the “Rights”) distributed by the Company in a rights offering pursuant to the Company’s prospectus supplement (the “Prospectus Supplement”) as amended or supplemented which is part of a registration statement on Form F-3, on 14 October 2020 (File No. 333-249479), as amended from time to time (the “Prospectus”) filed with the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and a dealer manager agreement dated [ ] among the Dealer Managers and the Company (the “Dealer Manager Agreement”).

OUR REVIEW

For the purposes of giving this opinion we have examined and relied upon the documents listed in Part 1 of Schedule 1 (the “Documents”) and the documents listed in Part 2 of Schedule 1.

For the purposes of giving this opinion we also have carried out the Company Search described in Part 3 of Schedule 1.

We have not made any other enquiries concerning the Company and in particular we have not investigated or verified any matter of fact or opinion (whether set out in any of the Documents or elsewhere) other than as expressly stated in this opinion.

Unless otherwise defined herein, capitalised terms have the meanings assigned to them in Schedule 1.

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LIMITATIONS

Our opinion is limited to, and should be construed in accordance with, the laws of Mauritius at the date of this opinion. We express no opinion on the laws of any other jurisdiction.

This opinion is strictly limited to the matters stated in it and does not extend to, and is not to be extended by implication, to any other matters. We express no opinion as to the accuracy or correctness of the number of shares issued by the Company or any financial data or figures provided in the Prospectus or the Prospectus Supplement. We express no opinion on the commercial implications of the Documents or whether they give effect to the commercial intentions of the parties.

This opinion is addressed to you as Dealer Manager in connection with the registration of the Shares with the United States Securities and Exchange Commission and is not to be made available to, or relied on by any other person or entity, or for any other purpose nor quoted or referred to in any public document nor filed with any governmental agency or person, without our prior written consent, except (i) to the extent required by law, regulation or any governmental or competent regulatory authority, (ii) in connection with legal proceedings in relation to the distribution of the Rights or (iii) to your affiliates in relation to the distribution of the Rights.. Further, this opinion speaks as of its date and is strictly limited to the matters stated herein and we assume no obligation to review or update this opinion if applicable laws or the existing facts or circumstances should change.

ASSUMPTIONS AND RESERVATIONS

We give the following opinions on the basis of the assumptions set out in Schedule 2 (Assumptions), which we have not verified, and subject to the reservations set out in Schedule 3 (Reservations).

OPINIONS

1.	The Company is a global licence company incorporated with limited liability and existing under the laws of Mauritius and is a separate legal entity. The Company is in good standing with the Registrar of Companies.

2.	The Company is a holder of a global business licence issued by the Financial Services Commission of Mauritius.

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3.	The Company has the requisite capacity and power to enter into, execute and deliver the Transaction Agreements to which it is a party and to perform its obligations thereunder.

4.	The Company has taken all necessary corporate action to authorise the execution and delivery of the Transaction Agreements and the sale of the Shares pursuant to Dealer Manager Agreement.

5.	The due execution and delivery by the Company of the Transaction Agreements and the sale of the Shares pursuant to the Dealer Manager Agreement will not

(i)	contravene any provisions of the Constitutional Documents or

(ii)	violate or contravene any law or regulation of Mauritius.

6.	No consent, approval, licence or authorisation is required from any governmental, judicial or public body or authority in Mauritius in connection with the execution and delivery by the Company of the Transaction Agreements or the sale of the Shares pursuant to the Dealer Manager Agreement.

7.	The chosen law (if any) in the Transaction Agreements will be upheld as a valid choice of law by the courts of Mauritius and applied by them in proceedings in relation to the Underwriting Agreement provided that the point is specifically pleaded, the choice of those laws is bona fide and legal and not contrary to Mauritius public policy.

8.	The Company’s voluntary submission to the jurisdiction specified within the Transaction Agreements would generally be recognised by the courts of Mauritius if such submission is legal, valid and binding under the laws of the relevant jurisdiction.

9.	The Shares to be issued and sold by the Company under the Dealer Manager Agreement have been duly authorized and, upon payment and delivery in accordance with the Dealer Manager Agreement, will be validly issued, fully paid and non-assessable.

10.	The Transaction Agreements have been duly and validly authorized, executed and delivered by the Company.

11.	The statements made in the Prospectus Supplement under the caption “Rights Offering”, insofar as they purport to constitute summaries of the terms of the Shares, constitute accurate summaries of the terms of the Shares.

12.	The statements made in the Prospectus under the caption “Enforcement of Civil Liabilities” insofar as they purport to constitute summaries of the terms of statutes, rules or regulations, legal and governmental proceedings or contracts and other documents, constitute accurate summaries of the terms of such statutes, rules and regulations, legal and governmental proceedings and contracts and other documents.

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13.	The statements made in the Prospectus under the caption “Taxation”, insofar as they purport to constitute summaries of matters of Mauritius law and regulations or legal conclusions with respect thereto, constitute accurate summaries of the matters described therein.

Yours faithfully

Appleby

Bermuda ☐ British Virgin Islands ☐ Cayman Islands ☐ Guernsey ☐ Hong Kong ☐ Isle of Man ☐ Jersey ☐ London ☐ Mauritius ☐ Seychelles ☐ Shanghai ☐ Zurich

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Schedule 1

Part 1

The Documents

1.	A scanned copy of the Dealer Manager Agreement.

2.	A scanned copy of the backstop agreement dated [ ] among the Company, CDPQ Infrastructures Asia Pte Ltd. And OMERS Infrastructure Asia Holdings Pte. Ltd.

3.	A scanned copy of the subscription agent agreement dated [ ] among the Company, Computershare Inc. and Computershare Trust Company, N.A.

4.	A scanned copy of the information agent agreement dated [ ] between the Company and Georgeson LLC.

(Items 1 to 4 above are collectively referred to as the “Transaction Agreements”)

5.	A scanned copy of the Prospectus and the Prospectus Supplement.

Part 2

Documents Examined

1.	A copy of the certificate of incorporation of the Company dated 2 February 2015.

2.	A copy of the constitution of the Company dated 17 October 2016.

3.	A copy of the Global Business Licence bearing the name of the Company dated 2 February 2015 and a copy of the receipt issued by the Financial Services Commission of Mauritius to confirm that the Company has paid its annual fees for the renewal of the Global Business Licence for the period July 2021 to June 2022.

Items 3 -5 inclusive collectively referred to as the Constitutional Documents.

4.	A copy of the Certificate of Current Standing issued by the Registrar of Companies in respect of the Company (the Certificate of Good Standing).

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5.	A copy of the written resolutions of the board of directors dated [ ] (the Resolutions).

6.	A copy of Register of Members of the Company.

7.	A copy of the Register of Directors.

8.	A copy of the Certificate of Incumbency dated 1 December 2021 issued by the company secretary of the Company in respect of the Company.

9.	A copy of the results of the Company Search.

10.	A copy of the certificates issued by a director of the Company dated [ ] respectively (the Director Certificate).

Part 3

Searches

1.	A search of the entries and filings shown in respect of the Company on the file of the Company maintained in the Register of Companies at the office of the Registrar of Companies in Port Louis, Mauritius as revealed by a search conducted on [2] December 2021 (Company Search).

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Schedule 2

Assumptions

We have assumed:

1.	that

(i)	the originals of all documents examined in connection with this opinion are authentic and complete;

(ii)	the authenticity, completeness and conformity to original documents of all documents submitted to us as copies; and

(iii)	that each of the documents received by electronic means is complete, intact and in conformity with the transmission as sent;

2.	that there has been no change to the information contained in the Constitutional Documents;

3.	that the signatures and seals on all documents and certificates submitted to us as originals or copies of executed originals are genuine and authentic, and the signatures on all documents executed by the Company are the signatures of the persons authorised to execute the documents by the Company;

4.	that where incomplete documents, drafts or signature pages only have been supplied to us for the purposes of issuing this opinion, that the original documents have been completed and correspond in all material respects with the last version of the relevant documents examined by us prior to giving our opinion;

5.	that the Documents do not differ in any material respects from any drafts of the same which we have examined and upon which this opinion is based;

6.	that each of the parties (other than the Company under Mauritius law) is incorporated and in good standing (where such concept is legally relevant) under the laws which govern its capacity and has the capacity, power and authority, has fulfilled all internal authorisation procedures and completed all applicable filings and formalities, and has obtained all authorisations, approvals, consents, licences and exemptions required under the laws of any relevant jurisdiction to execute, deliver and perform its respective obligations under the Documents and the transactions contemplated thereby and has taken all necessary corporate and other action required and completed all applicable formalities required to authorise the execution of the Documents and the performance of its obligations under them;

Bermuda ☐ British Virgin Islands ☐ Cayman Islands ☐ Guernsey ☐ Hong Kong ☐ Isle of Man ☐ Jersey ☐ London ☐ Mauritius ☐ Seychelles ☐ Shanghai ☐ Zurich

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7.	the due execution and delivery of the Documents by each of the parties thereto (other than the Company under Mauritius law);

8.	that each of the Documents is in the proper legal form to be admissible in evidence and enforced in the courts of the foreign jurisdiction by which they are governed;

9.	the Documents constitute, or when executed will constitute, legal, valid, binding and enforceable obligations of all parties thereto (other than for the Company under Mauritius law) in accordance with their governing law;

10.	that each party to which the Company purportedly delivered the Documents has actually received and accepted delivery of such Documents;

11.	that the obligations of all parties to the Documents are or will be recognised as legal, valid, binding and enforceable obligations of all parties to the Documents under all relevant laws (other than Mauritius) to which they are subject and that the choice of laws as the governing law of the Documents has been made in good faith and is valid and binding under the laws of all relevant jurisdictions (other than Mauritius);

12.	that, insofar as any obligation under the Documents is to be performed in any jurisdiction outside of Mauritius, its performance will be legal and effective in accordance with the law of any jurisdiction to which they are subject or in which they are respectively constituted and established;

13.	that no party to the Documents by having entered into and performing the transactions contemplated by the Documents will be in breach of any other agreement, deed, trust deed or licence to which it is a party or by which it is bound;

14.	the truth, accuracy and completeness of all representations and warranties or statements of fact or law (other than as to the laws of Mauritius and those matters upon which we have expressly opined) made in the Documents and any correspondence submitted to us;

15.	the accuracy, completeness and currency of the records and filing systems maintained at the public offices where we have searched or enquired or have caused searches or enquiries to be conducted, that such search and enquiry did not fail to disclose any information which had been filed with or delivered to the relevant body but had not been processed at the time when the search was conducted and the enquiries were made, and that the information disclosed by the Company Search is accurate and complete in all respect and such information has not been materially altered since the date and time thereof;

Bermuda ☐ British Virgin Islands ☐ Cayman Islands ☐ Guernsey ☐ Hong Kong ☐ Isle of Man ☐ Jersey ☐ London ☐ Mauritius ☐ Seychelles ☐ Shanghai ☐ Zurich

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16.	that each transaction to be entered into pursuant to the Documents is entered into in good faith and for full value and will not have the effect of fraudulently preferring one creditor over another;

17.	that

(i)	the Documents are in the form of the documents approved in the Resolutions,

(ii)	any meetings at which Resolutions were passed were duly convened and had a constituted quorum present and voting throughout and any unanimous resolutions passed in writing were adopted in accordance with the law and the Constitutional Documents,

(iii)	all interests of the directors on the subject matter of the Resolutions, if any, were declared and disclosed in accordance with the law and Constitutional Documents,

(iv)	the Resolutions and any Power of Attorney have not been revoked, amended or superseded, in whole or in part, and remain in full force and effect at the date of this opinion, and

(v)	the Directors of the Company have concluded that the entry by the Company into the Documents and such other documents approved by the Resolutions and the transactions contemplated thereby are bone fide in the best interests of the Company;

18.	that the Certificate of Incumbency accurately reflects the names of all Directors and Officers of the Company as at the date the Resolutions were passed or adopted, the date the Documents were executed and as at the date hereof;

19.	that there is no matter affecting the authority of the Directors to effect entry by the Company into the Documents including breach of duty, lack of good faith, not disclosed by the Constitutional Documents or the Resolutions, which would have any adverse implications in relation to the opinions expressed in this opinion;

20.	that the Company has entered into its obligations under the Documents in good faith for the purpose of carrying on its business and that, at the time it did so, there were reasonable grounds for believing that the transactions contemplated by the Documents would benefit the Company;

21.	that the entry into the Documents and carrying out each of the transactions referred to therein will not conflict with or breach any applicable economic, anti-money laundering, anti-terrorist financing or other sanctions;

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22.	that no resolution to voluntarily wind up the Company has been adopted by the members and no event of a type which is specified in the Constitutional Documents as giving rise to the winding up of the Company (if any) has in fact occurred; and

23.	that there are no matters of fact or law (excluding matters of Mauritius law) affecting the enforceability of the Documents that have arisen since the execution of the Documents which would affect the opinions expressed herein.

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Reservations

Our opinion is subject to the following:

1.	Enforcement: Notwithstanding that the obligations established by the Documents are obligations which courts of Mauritius would generally enforce, they may not necessarily be capable of enforcement in all circumstances in accordance with their terms. In particular, but without limitation:

(i)	enforcement and priority may be limited by laws relating to bankruptcy, insolvency, reorganisation, liquidation, court schemes, schemes of arrangements, moratoriums or other laws of general application relating to, or affecting the rights of, creditors generally;

(ii)	enforcement may be limited by the principles of unjust enrichment or by general principles of equity (for example equitable remedies such as the grant of an injunction or an order for specific performance may not be available where liquidated damages are considered an adequate remedy);

(iii)	claims may become barred by prescription or may be or become subject to defences of set-off, counterclaim, estoppel and similar defences;

(iv)	obligations to be performed outside Mauritius may not be enforceable in Mauritius to the extent that performance would be illegal or contrary to public policy under the laws of that foreign jurisdiction;

(v)	enforcement may be limited to the extent that matters which we have expressly assumed in this opinion will be done, have not been done;

(vi)	the enforcement of the obligations of the parties to the Documents may be limited by the law applicable to obligations held to have been frustrated by events happening after their execution;

(vii)	enforcement of obligations may be invalidated by reason of fraud, duress, misrepresentation or undue influence;

(viii)	where the performance of payment obligations is contrary to the exchange control regulations of any country in whose currency such amounts are payable, such obligations may not be enforceable in Mauritius;

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(ix)	any agreement that the Company will not exercise the powers reserved for exercise by the shareholders of the Company may constitute an unlawful fetter on those reserved powers;

(x)	matters of procedure on enforcement of the Documents and forum conveniens will be governed by and determined in accordance with the lex fori.

2.	Waiver of provisions of law: We express no opinion as the enforceability of any present or future waiver of any provision of law (whether substantive or procedural) or of any right or remedy which might otherwise be available presently or in the future under the Documents.

3.	Penalties: Any provision as to the payment of additional money consequent on the breach of any provision of a Document by any person expressed to be a party to it, whether expressed by way of penalty, additional or default interest, liquidated damages or otherwise, may be unenforceable if it could be established that such additional payment constitutes a penalty rather than a compensatory amount.

4.	Severability: Severability provisions contained in the Documents may not be binding and the question of whether or not provisions may be severed would be determined by the Mauritius courts at their discretion, having regard to such matters as whether a particular severance would accord with public policy or involve the courts in making a new contract for the parties.

5.	Determination: Notwithstanding the provisions of the Documents, a determination, designation, calculation or certificate of any party to the Documents, as to any matter provided for in such Documents might, in certain circumstances, be held in the Mauritius courts not to be final, conclusive or binding (for example, if it could be shown to have been fraudulent or erroneous on its face, manifestly inaccurate, made on an unreasonable or arbitrary basis or not to have been reached in good faith) and the Documents will not necessarily escape judicial enquiry into the merit of any claim by any party in that respect.

6.	Discretion: Where a party to the Documents is vested with a discretion or may determine a matter in its opinion or is given the right to determine a conclusive calculation or determination, the Mauritius courts, if called upon to consider the question, may require that such discretion be exercised reasonably or that such opinion be based upon reasonable grounds or may determine that such right is not finally binding.

7.	Modification of documents: We express no view on any provision in any of the Documents requiring written amendments and waivers of any of the provisions of such Documents insofar as it suggests that oral or other modification, amendments or waivers could not be effectively agreed upon or granted by or between the parties or implied by the course of conduct of the parties.

8.	Limitations on liability: The effectiveness of any terms releasing or limiting a party from a liability or duty owed is limited by law.

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9.	Jurisdiction: Where a Document provides for the submission to the exclusive or non-exclusive jurisdiction of the Mauritius courts, the court may decline to accept jurisdiction in any matter where:

(i)	it determines that some other jurisdiction is a more appropriate or convenient forum;

(ii)	another court of competent jurisdiction has made a determination in respect of the same matter; or

(iii)	litigation is pending in respect of the same matter in another jurisdiction.

10.	Concurrent proceedings: Proceedings may be stayed in Mauritius if concurrent proceedings in respect of the same matter are or have been commenced in another jurisdiction. Notwithstanding any provision in the Documents that all disputes arising under or in connection with the Documents should be brought before the competent court in the jurisdiction specified in the Documents, the Mauritius courts have discretion to refuse to stay proceedings in Mauritius if it is satisfied that it is just and equitable to do so and may grant leave to serve Mauritius proceedings outside of Mauritius.

11.	Foreign law: Relevant foreign law will not be applied by the Mauritius courts if it is not pleaded and proved, is not a bona fide and lawful choice of law, or it would be contrary to public policy for that law to be applied.

12.	Costs: A Mauritius court may refuse to give effect to any provisions of a Document in respect of costs of litigation brought before the Mauritius court.

13.	Preferences: A transaction by a debtor, including the grant of a charge over any property or undertaking of the debtor, may be set aside by the Supreme Court of Mauritius on the application of the Official Receiver or a liquidator where it is a voidable preference and was made within 2 years immediately before adjudication or commencement of the winding up. A charge may not be set aside where it secures money actually advanced or paid, or the actual price or value of property sold or supplied, or any other valuable consideration given in good faith, by the charge holder to the debtor at the time when, or at any time after, the charge was given. A charge or security may not be set aside where it is a substitute for an existing charge that was given by the debtor more than 2 years before the date of adjudication or the commencement of the winding up, except to the extent that (a) the amount secured by the substituted charge is greater than the amount that was secured by the existing charge; or (b) the value of the property subject to the substituted charge at the date of substitution was greater than the value of the property subject to the existing charge at that date.

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14.	Presumption of insolvency: A transaction by a debtor, including the grant of a charge over any property or undertaking of the debtor, that is made within 6 months immediately before the debtor’s adjudication or the commencement of the winding up is presumed, unless the contrary is proved, to be made at a time when the debtor is unable to pay his due debts.

15.	Good standing: the Company has received a Certificate of Current Standing issued by the Registrar of Companies.

16.	Major transactions: Where the board of directors deems a transaction a major transaction within the meaning of section 130 of the Companies Act, shareholder approval by way of special resolution is required. Section 130 of the Companies Act defines a major transaction as

(a)       the acquisition of, or an agreement to acquire, whether contingent or not, assets the value of which is more than 75 per cent of the value of the company’s assets before the acquisition;

(b)       the disposition of, or an agreement to dispose of, whether contingent or not, assets of the company the value of which is more than 75 per cent of the value of the company’s assets before the disposition; or

(c)       a transaction that has or is likely to have the effect of the company acquiring rights or interests or incurring obligations or liabilities the value of which is more than 75 per cent of the value of the company’s assets before the transaction.

17.	Director Certificate: With respect to this opinion, we have relied upon the statements and representations made to us in the Director Certificate provided to us and issued by a Director of the Company for the purposes of this opinion. We have made no independent verification of the matters referred to in the Director Certificates, and we qualify our opinion to the extent that the statements or representations made in the Director Certificate is not accurate in any respect.

Bermuda ☐ British Virgin Islands ☐ Cayman Islands ☐ Guernsey ☐ Hong Kong ☐ Isle of Man ☐ Jersey ☐ London ☐ Mauritius ☐ Seychelles ☐ Shanghai ☐ Zurich

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Exhibit C-1

FORM OF OPINION OF INDIA DEALER MANAGERS’ COUNSEL

January [•], 2022

Ref: [•]

HSBC Securities (USA) Inc.

452 Fifth Avenue

New York, NY 10018

Roth Capital Partners, LLC

888 San Clemente Drive

Newport Beach, CA 92660

(As dealer managers in connection with the offering)

Re:	Offer of up to an aggregate of [•] new equity shares at par value US$0.000625 per equity share on a rights basis entitling the holders to purchase equity shares for an aggregate purchase price of up to $ 250 million (the “Shares”, and such offer, the “Offer”) by Azure Power Global Limited, a company limited by shares, organized under the laws of Mauritius (the “Issuer”)

Ladies and Gentlemen:

This opinion is being delivered to you, in our capacity as counsel to the dealer managers as to matters of Indian law in connection with the Offer, pursuant to Section 4(f) of the Dealer Manager Agreement dated December [•], 2021 (the “Dealer Manager Agreement”) among the Issuer and you (the “Dealer Managers”).

For purposes of this letter, Azure Power India Private Limited is referred to as “Azure India”. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Dealer Manager Agreement.

1.	In rendering this opinion, we have examined and relied on originals or copies of the following:

(a)	the Registration Statement, the Prospectus, Prospectus Supplement (the Prospectus, Prospectus Supplement together being the “Disclosure Package”) and the Dealer Manager Agreement.

(b)	such other corporate documents, records, information, declarations and representations furnished to us by Azure India and oral and written statements of officers and other representatives of Azure India as to the existence of certain factual matters.

2.	In rendering this opinion, we have assumed:

(a)	in relation to the documents that we have examined (a) that all such documents are within the capacity and powers of and have been validly authorized, executed and delivered by and are enforceable and binding on the parties thereto, in accordance with applicable laws;

and (b) that there are no facts or circumstances in existence and no events have occurred which render the documents void or voidable, or repudiated or frustrated, or capable of rescission for any reason, and in particular but without limitation by reason of the lack of consideration, default, fraud or misrepresentation;

(b)	the genuineness of all signatures, the authenticity and completeness of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies thereof and that each of the copies of the documents supplied are true, complete and accurate;

(c)	as to any other matters of fact material to the opinions expressed herein, we have relied upon oral or written statements of officers and other representatives of Azure India;

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(d)	there are no agreements, letters or other arrangements having contractual effect modifying the terms or effect of the documents examined by us;

(e)	that any meeting of the shareholders or the board of directors of Azure India or a duly constituted committee thereof was duly constituted and a quorum was present throughout and the minutes of any such meeting are a correct and accurate record of the proceedings thereof and that such resolutions have not been amended or restricted and are in full force and effect and in passing such resolutions all provisions of the Companies Act (as defined below), and the memorandum and articles of association of Azure India were duly observed;

(f)	the due execution, validity and enforceability under the laws of the State of New York or other applicable foreign law of the Dealer Manager Agreement;

(g)	the Offer is being conducted as described, and in compliance with the conditions and terms set forth in the Registration Statement and the Disclosure Package, and the Shares have not been, and will not be, offered or sold to the public or any member of the public in India.

Nothing has come to our attention that would indicate or that would cause us to believe that our assumptions or reliance set out above are not fully justified.

3.	In rendering this opinion, we have reviewed such laws of the Republic of India as we deemed relevant and necessary and as have been published and made publicly available (“Applicable Laws”), all of which are subject to change either prospectively or retroactively. Any such change may affect the conclusions stated herein. We have not made any investigation of, and do not express any opinion on, the laws of any jurisdiction, other than the laws of the Republic of India as applicable on the date of this opinion. Further, we have assumed that the Issuer has complied with all of provisions of applicable laws of all jurisdictions (other than India) in connection with the transactions contemplated by the Dealer Manager Agreement. For the avoidance of doubt, the term “Companies Act” in this opinion refers to the Companies Act, 2013, as amended.

4.	We express no opinion or belief as to the financial statements or other financial or accounting data derived therefrom, or any statistical data, industry data, or any expert reports and opinion or data derived therefrom, included in, or incorporated by reference, into the Registration Statement and the Disclosure Package.

5.	We have not conducted any searches in any official registry or with any public authorities in relation to any matter, including without limitation, any legal, governmental or regulatory proceedings pending in relation to Azure India and any licenses, consents, approvals and permits issued to Azure India. We do not express any opinion on or confirmation of, the title or saleable area or marketability of any immovable property for Azure India, its projects or offices, which are either owned or leased by Azure India included in the Registration Statement and the Disclosure Package.

6.	On the basis of, and subject to the foregoing, and having regard to such considerations of Indian law in force at the date of this opinion as we consider relevant and the qualifications set forth in paragraph 6 below, we are of the opinion that:

(a)	Azure India has been duly incorporated and is validly existing as a private limited company under the Companies Act, 2013.

(b)	The execution and delivery by the Issuer of, and the performance by the Issuer of its obligations under the Dealer Manager Agreement do not and will not contravene, result in any breach or violation of or constitute a default under any provision of (i) Applicable Laws or judgement of any court in India applicable to Azure India; or (ii) the memorandum of association and articles of association of Azure India; or (iii) any decree, judgement or order of any court or other agency of the Government of India that has been identified to us by Azure India as being applicable to and binding on Azure India, except for any such conflict, breach or violation under (i), (ii) or (iii) that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Issuer;

(c)	No consent or approval of any governmental or regulatory authority in India is required by the Issuer and no filing with any governmental or regulatory authority is required to be made by the Issuer for the performance of its obligations under the Dealer Manager Agreement.

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(d)	The statements in the Registration Statement and the Disclosure Package under the headings “Business – Government Regulations”, “Enforcement of Civil Liabilities” and “Taxation – Indian Taxation” insofar as such statements constitute summaries of documents on Indian legal matters, documents or proceedings referred to therein, fairly present and summarize the information called for with respect to such legal matters, documents and proceedings, in all material respects.

(e)	Except as set forth in the Registration Statement and the Disclosure Package, subject to applicable provisions of the Foreign Exchange Management Act, 1999 and the rules and regulations issued thereunder, as amended, all dividends and other distributions that are legally declared and payable in respect of the equity shares of Azure India may be paid by Azure India to the holders thereof in Indian Rupees and, in the case of a holder thereof that is resident outside India, may be converted into foreign currency that may be freely transferred out of India without the necessity of obtaining any governmental or regulatory authorization in India and such dividend payments shall be subject to tax withholding in India under the provisions of the Income-tax Act, 1961 as disclosed under the heading “Taxation – Indian Taxation” in the Registration Statement.

(f)	No stamp duty or other duties, capital gains tax, income, withholding or other taxes, are payable to the Government of India or any political subdivision or taxing authority thereof by or on behalf of the Dealer Managers in connection with the issuance, sale and delivery of the Shares by the Issuer to or for the respective accounts of the Dealer Managers as set forth in the Disclosure Package and pursuant to the terms of the Dealer Manager Agreement.

This opinion is given as of the date hereof, and we express no opinion as to the effect of any change in the facts or law on which such opinions are based subsequent to the date hereof. We disclaim any obligation to advise you of any change in the facts or law occurring after the date of this opinion, which might affect this opinion.

This letter is addressed to you solely for the Dealer Managers’ benefit in connection with the transactions contemplated by the Dealer Manager Agreement, and may not be relied upon by any other person without our consent (including any person or other entity that acquires the Shares from you other than an Underwriter’s successor in interest by means of merger, consolidation, transfer of business or a similar transaction), or used, circulated, quoted or referred to for any other purpose, without our specific prior written consent. This opinion may, however, be disclosed by you (i) to the extent required by law, regulation or any governmental or competent regulatory authority, (ii) in connection with legal proceedings in relation to the distribution of the Rights or (iii) to your affiliates in relation to the distribution of the Rights.

Sincerely,

L&L Partners Law Offices

(Formerly Luthra & Luthra Law Offices)

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Exhibit C-2

Ref: [•]

January [•], 2022

HSBC Securities (USA) Inc.

452 Fifth Avenue

New York, NY 10018

Roth Capital Partners, LLC

888 San Clemente Drive

Newport Beach, CA 92660

(As dealer managers in connection with the offering)

Re:	Offer of up to an aggregate of [•] new equity shares at par value US$0.000625 per equity share on a rights basis entitling the holders to purchase equity shares for an aggregate purchase price of up to $ 250 million (the “Shares”, and such offer, the “Offer”) of Azure Power Global Limited, a company limited by shares, organized under the laws of Mauritius (the “Issuer”)

Ladies and Gentlemen:

This letter is being delivered to you, in our capacity as the counsel to the dealer managers as to matters of Indian law in connection with the Offer, pursuant to the Dealer Manager Agreement dated December [•], 2021 (the “Dealer Manager Agreement”) among the Issuer and you. (the “Dealer Managers”).

For purposes of this letter, Azure Power India Private Limited is referred to as “Azure India”. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Dealer Manager Agreement.]

In rendering this letter, we have examined and relied on originals or copies of the following:

a.	the Registration Statement, the Prospectus, the Prospectus Supplement (the Prospectus, the Prospectus Supplement together being the “Disclosure Package”) and the Dealer Manager Agreement.

b.	such other corporate documents, records, information, declarations and representations furnished to us by Azure India and oral and written statements of officers and other representatives of and Azure India and others, as to the existence of certain factual matters.

Such identification and review is for the limited purpose of making the statements set forth in this letter and is not an expression of a view by us as to whether any such information has been conveyed to the investors generally or to any particular investor at any particular time or in any particular manner.

In connection with the Offer, we have participated in discussions with the representatives of Azure India, your representatives, United States counsel to you and to the Issuer, during which discussions the contents of the Registration Statement and the Disclosure Package and related matters were discussed. On the basis of the work referred to above, nothing has come to our attention that has caused us to believe that:

(i)	the Registration Statement, at the time it became effective, contained any untrue statement of a material fact or omitted (except information permitted to be omitted from the Registration Statement at such time pursuant to Rule 430B under the Securities Act of 1933) to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or

(ii)	the Prospectus Supplement, as of its date and as of the date hererof contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading;

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The limitations inherent in the independent verification of factual matters and the character of determinations involved in the preparation of the Registration Statement and the Disclosure Package are such that we do not assume responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement and the Disclosure Package, except as provided in paragraph 6(d) of our opinion to you dated the date hereof, and we have not made an independent check or verification thereof (except as aforesaid).

In addition, we express no view or belief in clauses (i) and (ii) above, with respect to the financial statements or other financial or accounting data derived therefrom, or any statistical data, industry data, or any expert reports and opinion or data derived therefrom, included in, or incorporated by reference, into the Registration Statement and the =Disclosure Package.

This letter is addressed to you solely in your capacity as representatives of the Dealer Managers, for the Dealer Managers’ benefit in connection with the transactions contemplated by the Underwriting Agreement, and may not be relied upon by any other person without our consent (including any person or other entity that acquires the Shares from you other than an Underwriter’s successor in interest by means of merger, consolidation, transfer of business or a similar transaction), or used, circulated, quoted or referred to for any other purpose, without our specific prior written consent.

Sincerely,

L&L Partners Law Offices

(Formerly Luthra & Luthra Law Offices)

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